INTERIM REPORT
For the three months ended
March 31, 2020

CONSOLIDATED BALANCE SHEETS
as at March 31, 2020 and December 31, 2019
(unaudited - US$ millions)

	Notes	March 31, 2020	December 31, 2019
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $59.7; December 31, 2019 – $5.5)	3, 5, 19	2,483.3	975.5
Insurance contract receivables		5,731.1	5,435.0

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $606.4; December 31, 2019 – $664.8)	5, 19	9,376.6	10,021.3
Bonds (cost $16,206.1; December 31, 2019 – $15,353.9)	5	16,279.7	15,618.1
Preferred stocks (cost $248.1; December 31, 2019 – $241.3)	5	534.6	578.2
Common stocks (cost $4,371.7; December 31, 2019 – $4,158.2)	3, 5	3,507.7	4,246.6
Investments in associates (fair value $3,534.3; December 31, 2019 – $4,521.7)	3, 5, 6	4,630.5	4,360.2
Derivatives and other invested assets (cost $1,082.1; December 31, 2019 – $1,168.7)	5, 7	836.9	759.1
Assets pledged for short sale and derivative obligations (cost $350.2; December 31, 2019 – $146.7)	5, 7	353.7	146.9
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates	5, 19	2,347.8	2,504.6
		37,867.5	38,235.0

Assets held for sale	15	—	2,785.6
Deferred premium acquisition costs		1,378.5	1,344.3
Recoverable from reinsurers (including recoverables on paid losses – $664.9; December 31, 2019 – $637.3)	8, 9	9,467.6	9,155.8
Deferred income taxes		619.1	375.9
Goodwill and intangible assets		5,922.1	6,194.1
Other assets		5,727.2	6,007.3
Total assets		69,196.4	70,508.5

Liabilities
Accounts payable and accrued liabilities		4,864.6	4,814.1
Short sale and derivative obligations (including at the holding company – $6.0; December 31, 2019 – $0.3)	5, 7	438.2	205.9
Liabilities associated with assets held for sale	15	—	2,035.1
Insurance contract payables		2,730.5	2,591.0
Insurance contract liabilities	8	35,873.5	35,722.6
Borrowings – holding company and insurance and reinsurance companies	10	6,789.8	5,156.9
Borrowings – non-insurance companies	10	2,279.6	2,075.7
Total liabilities		52,976.2	52,601.3

Equity	11
Common shareholders’ equity		11,287.6	13,042.6
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		12,623.1	14,378.1
Non-controlling interests		3,597.1	3,529.1
Total equity		16,220.2	17,907.2
		69,196.4	70,508.5

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2020 and 2019
(unaudited - US$ millions except per share amounts)

	Notes	2020	2019
Income
Gross premiums written	17	4,775.7	4,726.6
Net premiums written	17	3,846.4	3,941.5

Gross premiums earned		4,216.3	4,227.3
Premiums ceded to reinsurers		(828.5)	(704.7)
Net premiums earned	17	3,387.8	3,522.6
Interest and dividends		217.9	235.9
Share of profit (loss) of associates	6	(205.2)	122.3
Net gains (losses) on investments	5	(1,539.5)	723.9
Gain on deconsolidation of subsidiary	15	117.1	—
Other revenue	17	1,181.0	1,027.9
		3,159.1	5,632.6
Expenses
Losses on claims, gross	8	2,783.8	3,069.3
Losses on claims, ceded to reinsurers		(605.8)	(669.7)
Losses on claims, net	18	2,178.0	2,399.6
Operating expenses	18	655.5	601.8
Commissions, net	9	558.0	528.8
Interest expense	10	115.7	111.6
Other expenses	17, 18	1,273.3	993.1
		4,780.5	4,634.9
Earnings (loss) before income taxes		(1,621.4)	997.7
Provision for (recovery of) income taxes	13	(232.3)	183.1
Net earnings (loss)		(1,389.1)	814.6

Attributable to:
Shareholders of Fairfax		(1,259.3)	769.2
Non-controlling interests		(129.8)	45.4
		(1,389.1)	814.6

Net earnings (loss) per share	12	$(47.38)	$28.04
Net earnings (loss) per diluted share	12	$(47.38)	$26.98
Cash dividends paid per share		$10.00	$10.00
Shares outstanding (000) (weighted average)	12	26,803	27,030

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2020 and 2019
(unaudited – US$ millions)

	Notes	2020	2019

Net earnings (loss)		(1,389.1)	814.6

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign operations		(584.2)	94.6
Gains (losses) on hedge of net investment in Canadian subsidiaries		191.4	(44.0)
Gains on hedge of net investment in European operations	7	17.5	15.2
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans		(69.9)	(29.7)
Net unrealized foreign currency translation losses reclassified to net earnings (loss)	15	161.9	—
		(283.3)	36.1
Items that will not be reclassified to net earnings (loss)
Share of net gains on defined benefit plans of associates		9.3	15.3

Other comprehensive income (loss), net of income taxes		(274.0)	51.4

Comprehensive income (loss)		(1,663.1)	866.0

Attributable to:
Shareholders of Fairfax		(1,395.3)	813.2
Non-controlling interests		(267.8)	52.8
		(1,663.1)	866.0

	2020	2019

Income tax (expense) recovery included in other comprehensive income (loss)

Income tax on items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign operations	3.5	(3.9)
Net unrealized foreign currency translation losses reclassified to net earnings (loss)	0.4	—
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	6.9	3.3
	10.8	(0.6)
Income tax on items that will not be reclassified to net earnings (loss)
Share of net gains on defined benefit plans of associates	(0.6)	(2.6)

Total income tax (expense) recovery	10.2	(3.2)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2020 and 2019
(unaudited - US$ millions)

	Common shares(1)	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2020	6,797.2	(661.1)	239.0	7,379.2	(711.7)	13,042.6	1,335.5	14,378.1	3,529.1	17,907.2
Net loss for the period	—	—	—	(1,259.3)	—	(1,259.3)	—	(1,259.3)	(129.8)	(1,389.1)
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	(445.6)	(445.6)	—	(445.6)	(138.6)	(584.2)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	191.4	191.4	—	191.4	—	191.4
Gains on hedge of net investment in European operations	—	—	—	—	17.5	17.5	—	17.5	—	17.5
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	—	—	—	—	(69.2)	(69.2)	—	(69.2)	(0.7)	(69.9)
Net unrealized foreign currency translation losses reclassified to net loss (note 15)	—	—	—	—	161.9	161.9	—	161.9	—	161.9
Share of net gains on defined benefit plans of associates	—	—	—	—	8.0	8.0	—	8.0	1.3	9.3
Issuances for share-based payments	—	49.7	(52.9)	—	—	(3.2)	—	(3.2)	(0.2)	(3.4)
Purchases and amortization for share-based payments	—	(54.0)	21.7	—	—	(32.3)	—	(32.3)	1.3	(31.0)
Purchases for cancellation	(12.6)	—	—	(5.6)	—	(18.2)	—	(18.2)		(18.2)
Common share dividends	—	—	—	(275.7)	—	(275.7)	—	(275.7)	(5.1)	(280.8)
Preferred share dividends	—	—	—	(10.7)	—	(10.7)	—	(10.7)		(10.7)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	3.5	3.5
Deconsolidation of subsidiary (note 15)	—	9.5	(6.4)	(57.8)	28.0	(26.7)	—	(26.7)	340.4	313.7
Other net changes in capitalization	—	—	6.7	0.4	—	7.1	—	7.1	(4.1)	3.0
Balance as of March 31, 2020	6,784.6	(655.9)	208.1	5,770.5	(819.7)	11,287.6	1,335.5	12,623.1	3,597.1	16,220.2

Balance as of January 1, 2019	6,859.0	(587.5)	208.9	5,864.2	(565.3)	11,779.3	1,335.5	13,114.8	4,250.4	17,365.2
Net earnings for the period	—	—	—	769.2	—	769.2	—	769.2	45.4	814.6
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	—	—	—	—	78.9	78.9	—	78.9	15.7	94.6
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(44.0)	(44.0)	—	(44.0)	—	(44.0)
Gains on hedge of net investment in European operations	—	—	—	—	15.2	15.2	—	15.2	—	15.2
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	—	—	—	—	(20.9)	(20.9)	—	(20.9)	(8.8)	(29.7)
Share of net gains on defined benefit plans of associates	—	—	—	—	14.8	14.8	—	14.8	0.5	15.3
Issuances for share-based payments	—	21.7	(25.1)	—	—	(3.4)	—	(3.4)	—	(3.4)
Purchases and amortization for share-based payments	—	(54.3)	15.9	—	—	(38.4)	—	(38.4)	1.1	(37.3)
Purchases for cancellation	(61.8)	—	—	(56.2)	—	(118.0)	—	(118.0)	—	(118.0)
Common share dividends	—	—	—	(278.0)	—	(278.0)	—	(278.0)	(5.4)	(283.4)
Preferred share dividends	—	—	—	(11.2)	—	(11.2)	—	(11.2)	—	(11.2)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	50.2	50.2
Other net changes in capitalization	—	—	(4.3)	(0.5)	—	(4.8)	—	(4.8)	10.9	6.1
Balance as of March 31, 2019	6,797.2	(620.1)	195.4	6,287.5	(521.3)	12,138.7	1,335.5	13,474.2	4,360.0	17,834.2

(1)	Includes multiple voting shares with a carrying value of $3.8 at January 1, 2019, March 31, 2019, January 1, 2020 and March 31, 2020.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2020 and 2019
(unaudited - US$ millions)

	Notes	2020	2019
Operating activities
Net earnings (loss)		(1,389.1)	814.6
Depreciation, amortization and impairment charges	18	205.0	129.2
Net bond discount amortization		(22.4)	(27.7)
Amortization of share-based payment awards		21.7	15.9
Share of (profit) loss of associates	6	205.2	(122.3)
Deferred income taxes	13	(225.9)	127.4
Net (gains) losses on investments	5	1,540.7	(723.3)
Gain on deconsolidation of subsidiary	15	(117.1)	—
Net increase in fair value of investment property	5	(1.2)	(0.6)
Net sales of securities classified at FVTPL	19	86.8	54.7
Changes in operating assets and liabilities		54.7	182.2
Cash provided by operating activities		358.4	450.1

Investing activities
Sales of investments in associates	6	15.8	45.8
Purchases of investments in associates	6	(8.1)	(412.4)
Net purchases of premises and equipment and intangible assets		(88.9)	(61.6)
Net sales (purchases) of investment property	5	1.7	(168.6)
Purchases of subsidiaries, net of cash acquired	15	—	(37.6)
Deconsolidation of subsidiary, net of cash divested	15	221.7	—
Cash provided by (used in) investing activities		142.2	(634.4)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		—	85.0
Repayments		(0.1)	—
Net borrowings on revolving credit facilities		1,852.6	572.1
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		61.8	83.0
Repayments		(35.3)	(14.1)
Net borrowings (repayments) on revolving credit facilities and short term loans		325.9	(28.1)
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(14.8)	(13.4)
Principal payments on lease liabilities - non-insurance companies		(45.4)	(38.7)
Subordinate voting shares:	11
Purchases for treasury		(54.0)	(54.3)
Purchases for cancellation		(18.2)	(118.0)
Common share dividends		(275.7)	(278.0)
Preferred share dividends		(10.7)	(11.2)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs		—	40.9
Purchases of non-controlling interests		(12.7)	(23.3)
Sales to non-controlling interests		—	1.3
Dividends paid to non-controlling interests		(5.1)	(27.3)
Cash provided by financing activities		1,768.3	175.9
Increase (decrease) in cash and cash equivalents		2,268.9	(8.4)
Increase in cash and cash equivalents included in assets held for sale	15	152.2	—
Cash and cash equivalents – beginning of period		3,863.3	4,536.9
Foreign currency translation		(104.8)	11.5
Cash and cash equivalents – end of period	19	6,179.6	4,540.0

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three months ended March 31, 2020 and 2019
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation
These interim consolidated financial statements of the company for the three months ended March 31, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB. These interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value, and non-current assets and disposal groups held for sale that have been measured at the lower of carrying value and fair value less costs to sell.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on April 30, 2020.

3.	Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2019, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.

New accounting pronouncements adopted in 2020

Conceptual Framework for Financial Reporting ("Conceptual Framework")
The revised Conceptual Framework includes revised definitions of an asset and a liability as well as new guidance on measurement, derecognition, presentation and disclosure. It does not constitute an accounting pronouncement and did not result in any immediate change to IFRS, and will be used by the IASB and IFRS Interpretations Committee in setting future standards. Adoption of the revised Conceptual Framework on January 1, 2020 did not have an impact on the company's consolidated financial statements. The revised Conceptual Framework will apply when the company has to develop an accounting policy for an issue not addressed by IFRS.

Definition of a Business (Amendments to IFRS 3)
The amendments to IFRS 3 Business Combinations narrow the definition of a business and clarify the distinction between a business combination and an asset acquisition. Prospective adoption of these amendments on January 1, 2020 did not have a significant impact on the company's consolidated financial statements.

Definition of Material (Amendments to IAS 1 and IAS 8)
The amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarify the definition of "material". Prospective adoption of these amendments on January 1, 2020 did not have a significant impact on the company's consolidated financial statements.

New accounting pronouncements issued but not yet effective

IFRS 17 Insurance Contracts ("IFRS 17")
On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard that provides guidance on the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current estimates of fulfillment cash flows using one of three approaches and to discount loss reserves. On March 17, 2020 the IASB completed its discussions on proposed amendments to IFRS 17 and approved a deferral of the effective date from January 1, 2021 to January 1, 2023. The company’s adoption of IFRS 17 continues to focus on analyzing available accounting policies and implementing information technology systems.

Comparatives

At December 31, 2019 the company had accounted for its 30.5% equity interest in Eurobank Ergasias Services & Holdings S.A. (“Eurobank”), a financial services provider in Greece listed on the Athens Stock Exchange, as a common stock at fair value through profit and loss on the consolidated balance sheet, with an additional 1.9% equity interest included in assets held for sale. Classification as a common stock was principally due to having judged the Hellenic Financial Stability Fund (“HFSF”), a Greek regulatory entity with a minority shareholding in Eurobank, as holding certain veto rights that precluded the company from exercising significant influence from December 19, 2019 when regulatory restrictions on the company's voting rights in Eurobank were removed.

During the first quarter of 2020 the company concluded that it obtained significant influence over Eurobank on December 19, 2019 upon becoming able to exercise its full voting rights and corrected its accounting by revising the comparatives to apply the equity method of accounting to its investment in Eurobank for the last thirteen days of its fiscal year ended December 31, 2019. As the previously reported carrying value of Eurobank at December 31, 2019 of $1,164.4 was not significantly different from that which would have been reported under the equity method of accounting, the company reclassified its investment in Eurobank from holding company cash and investments ($123.4) and common stocks ($1,041.0) to investments in associates on the consolidated balance sheet at December 31, 2019. Accordingly, comparatives at December 31, 2019 in the notes to these interim consolidated financial statements also reflect that revision.

4.	Critical Accounting Estimates and Judgments
In the preparation of the company's interim consolidated financial statements, management has made a number of critical estimates and judgments in the preparation of notes 5, 6, 8, 13, 14 and 15 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2019. The broad effects of the COVID-19 pandemic on the company are described in note 16 and the effects on the company's development of critical estimates during the first quarter of 2020 are described below.

Determination of fair value for financial instruments classified as Level 3
Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in developing estimates of fair value, particularly for financial instruments classified as Level 3 in the fair value hierarchy as such estimates incorporate market unobservable inputs that require management to use its own assumptions. While the company's valuation techniques for Level 3 financial instruments remained unchanged during the first quarter of 2020, the development of market unobservable inputs included added estimation uncertainty due to the global economic and social disruption caused by the ongoing and developing COVID-19 pandemic. Estimates of the amount and timing of future cash flows, discount rates, growth rates and other inputs incorporated into fair value measurements of Level 3 financial instruments are inherently more difficult to determine due to the unpredictable duration and impacts of the COVID-19 pandemic, including further actions that may be taken by governments to contain it and the timing of the re-opening of the economy in various parts of the world. The company has assumed that the economic impacts of COVID-19 will remain for the duration of government mandated restrictions by jurisdiction as currently known, with gradual lifting of those restrictions. The uncertainty in those assumptions have been incorporated into the company's valuations of Level 3 financial instruments primarily through wider credit spreads and higher discount rates, as applicable. See note 5 for details of the company's Level 3 financial instruments. Additional volatility in the fair values of Level 3 financial instruments may arise in future periods if actual results differ materially from the company's estimates.

Determination of recoverable amounts for goodwill, indefinite-lived intangible assets and investments in associates
Goodwill and indefinite-lived intangible assets are assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the cash-generating unit (‘‘CGU’’) or group of CGUs to which these assets are allocated to their recoverable amounts. The company typically uses discounted cash flows to estimate the recoverable amount of a CGU or group of CGUs to which goodwill or indefinite-lived intangible assets have been allocated. Discounted cash flows are also used to estimate the recoverable amount of investments in associates that are based on a value-in-use model. During the first quarter of 2020 the company updated its impairment assessments on its goodwill, indefinite-lived intangible assets and investments in associates based on current market conditions, which included added estimation uncertainty in determining discounted cash flows and the underlying assumptions about discount rates, working capital requirements and other inputs, due to the unpredictable duration and impacts of the COVID-19 pandemic as described in the preceding paragraph. The company has assumed that the economic impacts of COVID-19 will remain for the duration of government mandated restrictions by jurisdiction as currently known, with gradual lifting of those restrictions. The uncertainty in those assumptions have been incorporated into the company's discounted cash flows used to determine recoverable amounts primarily through the adjustment of short term cash flows and higher discount rates, as applicable. The company concluded there were no significant impairments of its goodwill and indefinite-lived intangible assets during the first quarter of 2020. See note 6 for details of impairment charges recorded on certain of the company’s investments in associates. Additional volatility in the recoverable amounts of goodwill, indefinite-lived intangible assets and investments in associates may arise in future periods if actual results differ materially from the company's estimates.

5.	Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of short sale and derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	March 31, 2020	December 31, 2019
Holding company
Cash and cash equivalents(1)	1,584.9	183.9
Short term investments	419.8	128.3
Bonds	251.0	395.9
Preferred stocks	4.3	4.7
Common stocks(2)	64.9	173.5
Derivatives (note 7)	98.7	83.7
	2,423.6	970.0
Assets pledged for short sale and derivative obligations:
Short term investments	55.5	2.8
Bonds	4.2	2.7
	59.7	5.5

Holding company cash and investments as presented on the consolidated balance sheet	2,483.3	975.5
Short sale and derivative obligations (note 7)	(6.0)	(0.3)
	2,477.3	975.2
Portfolio investments
Cash and cash equivalents(1)	4,937.2	3,954.5
Short term investments	4,439.4	6,066.8
Bonds	16,279.7	15,618.1
Preferred stocks	534.6	578.2
Common stocks(2)	3,507.7	4,246.6
Investments in associates (notes 3 and 6)	4,630.5	4,360.2
Derivatives (note 7)	302.7	202.7
Other invested assets(3)	534.2	556.4
	35,166.0	35,583.5
Assets pledged for short sale and derivative obligations:
Cash and cash equivalents(1)	6.1	—
Short term investments	55.4	72.4
Bonds	292.2	74.5
	353.7	146.9
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	153.5	104.7
Bonds	59.9	124.1
Common stocks	325.8	359.7
Investments in associates (note 6)	1,317.1	1,391.3
	1,856.3	1,979.8
Fairfax Africa cash, portfolio investments and associates:
Cash and cash equivalents(1)	127.8	86.2
Short term investments	39.0	104.0
Bonds	93.2	100.1
Investments in associates (note 6)	231.0	232.9
Derivatives (note 7)	0.5	1.6
	491.5	524.8

Portfolio investments as presented on the consolidated balance sheet	37,867.5	38,235.0
Short sale and derivative obligations (note 7)	(432.2)	(205.6)
	37,435.3	38,029.4

Total investments, net of short sale and derivative obligations	39,912.6	39,004.6

(1)	Includes aggregate restricted cash and cash equivalents at March 31, 2020 of $629.9 (December 31, 2019 - $691.5). See note 19.

(2)	Includes aggregate investments in limited partnerships and other funds with carrying values at March 31, 2020 of $1,696.4 and $172.4 (December 31, 2019 - $2,056.8 and $175.6).

(3)	Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At March 31, 2020 bonds containing call, put and both call and put features represented $5,178.0, $562.1 and $1,009.1 respectively (December 31, 2019 - $3,415.4, $2.6 and $952.7) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at March 31, 2020 of $979.1 (December 31, 2019 - $846.5) that economically hedge the company's exposure to interest rate risk as described in note 7. The decrease in the company's holdings of bonds due in 1 year or less was primarily due to net sales and maturities of short-dated U.S. treasury bonds for net proceeds of $1,067.1. Proceeds from net sales and maturities of short-dated U.S. treasury bonds were primarily reinvested into $1,466.2 of short to mid-dated high quality U.S. corporate bonds which increased the company's holdings of bonds due after 1 year through 5 years.

	March 31, 2020		December 31, 2019
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less	7,009.4	6,973.9	8,158.1	8,206.3
Due after 1 year through 5 years	8,192.1	8,204.7	5,872.8	5,980.8
Due after 5 years through 10 years	877.9	876.5	1,227.6	1,242.3
Due after 10 years	827.3	925.1	784.9	886.0
	16,906.7	16,980.2	16,043.4	16,315.4

(1)	Includes bonds held by the holding company, Fairfax India and Fairfax Africa.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	March 31, 2020				December 31, 2019
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents(1)	6,809.5	—	—	6,809.5	4,329.3	—	—	4,329.3

Short term investments:
Canadian government	204.1	—	—	204.1	373.9	—	—	373.9
Canadian provincials	732.4	—	—	732.4	755.3	—	—	755.3
U.S. treasury	1,484.8	—	—	1,484.8	3,154.4	—	—	3,154.4
Other government	165.2	119.0	—	284.2	220.6	155.2	—	375.8
Corporate and other	—	2,303.6	—	2,303.6	—	1,714.9	—	1,714.9
	2,586.5	2,422.6	—	5,009.1	4,504.2	1,870.1	—	6,374.3
Bonds:
Canadian government	—	580.6	—	580.6	—	664.4	—	664.4
Canadian provincials	—	2.8	—	2.8	—	2.9	—	2.9
U.S. treasury	—	4,599.6	—	4,599.6	—	5,610.8	—	5,610.8
U.S. states and municipalities	—	319.7	—	319.7	—	216.5	—	216.5
Other government	—	1,476.1	—	1,476.1	—	1,656.0	—	1,656.0
Corporate and other	—	8,559.7	1,441.7	10,001.4	—	6,744.7	1,420.1	8,164.8
	—	15,538.5	1,441.7	16,980.2	—	14,895.3	1,420.1	16,315.4
Preferred stocks:
Canadian	—	6.6	63.7	70.3	—	8.4	82.5	90.9
U.S.	—	—	7.0	7.0	—	—	5.0	5.0
Other(2)	4.4	—	457.2	461.6	5.3	—	481.7	487.0
	4.4	6.6	527.9	538.9	5.3	8.4	569.2	582.9
Common stocks:
Canadian	371.4	74.9	154.3	600.6	577.9	103.7	114.8	796.4
U.S.	298.2	29.7	943.4	1,271.3	360.6	33.2	1,029.3	1,423.1
Other(3)(5)	887.3	334.4	804.8	2,026.5	1,125.1	397.8	1,037.4	2,560.3
	1,556.9	439.0	1,902.5	3,898.4	2,063.6	534.7	2,181.5	4,779.8

Derivatives and other invested assets	—	283.2	652.9	936.1	—	80.1	764.3	844.4

Short sale and derivative obligations (note 7)	—	(376.6)	(61.6)	(438.2)	—	(205.9)	—	(205.9)

Holding company cash and investments and portfolio investments measured at fair value	10,957.3	18,313.3	4,463.4	33,734.0	10,902.4	17,182.7	4,935.1	33,020.2

	32.5%	54.3%	13.2%	100.0%	33.0%	52.0%	15.0%	100.0%

Investments in associates (note 6)(4)(5)	1,717.1	17.1	4,045.3	5,779.5	3,147.3	19.4	4,034.2	7,200.9

(1)	Includes restricted cash and cash equivalents at March 31, 2020 of $629.9 (December 31, 2019 - $691.5). See note 19.

(2)
Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited (‘‘Digit’’). The company also holds a 49.0% equity interest in Digit that is accounted for as an investment in associate.

(3)
Includes other funds invested principally in fixed income securities with a carrying value at March 31, 2020 of $172.4 (December 31, 2019 - $175.6) that are excluded when measuring the company's equity and equity-related exposure.

(4)	The carrying value of investments in associates is determined using the equity method of accounting so fair value is presented separately in the table above.

(5)
The company has presented its investment in Eurobank of $1,164.4 at December 31, 2019 as an investment in associate whereas it was previously presented as a Level 1 common stock as described in note 3.

Valuation techniques and processes at March 31, 2020 included additional procedures and considerations related to the COVID-19 pandemic as described in note 4, with no other significant changes compared to the valuation techniques and processes described in the Summary of Significant Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2019.
Certain limited partnerships included in common stocks in the table above are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the three months ended March 31, 2020 and 2019 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

	2020
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,420.1	569.2	1,846.7	129.2	205.6	764.3	4,935.1
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(92.1)	(48.7)	(33.8)	9.7	11.4	(148.3)	(301.8)
Purchases	165.3	10.7	79.0	—	1.7	1.7	258.4
Sales and distributions	(17.1)	—	(297.9)	(18.8)	(6.6)	(6.2)	(346.6)
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income (loss)	(34.5)	(3.3)	(12.8)	(4.8)	(6.1)	(20.2)	(81.7)
Balance - March 31	1,441.7	527.9	1,581.2	115.3	206.0	591.3	4,463.4

	2019
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,992.9	255.7	1,810.7	170.0	668.0	476.7	5,374.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(70.0)	22.4	49.9	(9.4)	93.8	80.2	166.9
Purchases	34.2	24.1	38.6	—	7.6	174.1	278.6
Consolidation of investment (note 15)	(16.6)	—	—	—	—	—	(16.6)
Sales and distributions	(0.6)	—	(41.9)	(5.8)	(39.6)	(100.0)	(187.9)
Unrealized foreign currency translation gains on foreign operations included in other comprehensive income (loss)	15.9	1.5	3.2	2.7	0.6	2.9	26.8
Balance - March 31	1,955.8	303.7	1,860.5	157.5	730.4	633.9	5,641.8

(1)	Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.

Net gains (losses) on investments

	First quarter
	2020						2019
	Net realized gains (losses)(1)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	66.4		(163.7)		(97.3)		(0.2)		57.9		57.7
Preferred stocks	—		(20.1)		(20.1)		—		19.1		19.1
Common stocks	222.7		(1,072.6)		(849.9)		65.6		467.5		533.1
	289.1		(1,256.4)		(967.3)		65.4		544.5		609.9
Derivatives:
Equity total return swaps - short positions	(227.1)	(2)	101.3		(125.8)		47.4	(2)	18.6		66.0
Equity total return swaps - long positions	(28.0)	(2)	(44.4)		(72.4)		(27.7)	(2)	16.9		(10.8)
Equity warrant forward contracts	—		—		—		100.0	(3)	(38.5)	(3)	61.5
Equity warrants and call options	—		(144.9)	(3)	(144.9)		—		26.3	(3)	26.3
CPI-linked derivatives	(110.0)		161.0		51.0		—		(4.3)		(4.3)
U.S. treasury bond forwards	(9.3)		(103.3)		(112.6)		(44.9)		24.2		(20.7)
Other	0.1		(14.1)		(14.0)		23.0	(3)	(37.7)	(3)	(14.7)
	(374.3)		(44.4)		(418.7)		97.8		5.5		103.3
Foreign currency net gains (losses) on:
Investing activities	4.2		(142.9)		(138.7)	(4)	(17.9)		(31.3)		(49.2)	(4)
Underwriting activities	35.0		—		35.0		26.8		—		26.8
Foreign currency contracts	(30.7)		13.0		(17.7)		35.8		(9.1)		26.7
	8.5		(129.9)		(121.4)		44.7		(40.4)		4.3

Gain on disposition of associate	2.4		—		2.4	(5)	—		—		—

Other	(9.3)		(25.2)		(34.5)		3.9		2.5		6.4

Net gains (losses) on investments	(83.6)		(1,455.9)		(1,539.5)		211.8		512.1		723.9

(1)
Amounts recorded in net realized gains (losses) in the first quarter of 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of European Run-off as described in note 15.

(2)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(3)	Includes the Atlas (formerly Seaspan) $8.05 equity warrants, and forward contracts relating to commitments to purchase Tranche 2 warrants and debentures in January 2019, as described in note 6.

(4)
Foreign currency net losses on investing activities in the first quarter of 2020 primarily related to strengthening of the U.S. dollar relative to the Canadian dollar, Indian rupee and British pound. Foreign currency net losses on investing activities in the first quarter of 2019 primarily related to the impact of strengthening of the Canadian dollar relative to the U.S. dollar on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar functional currency, and strengthening of the U.S. dollar relative to the euro.

(5)	On February 28, 2020 the company sold its investment in APR Energy to Atlas in an all-stock transaction as described in note 6.

6.	Investments in Associates
Investments in associates and joint ventures were comprised as follows:

	March 31, 2020			December 31, 2019			Share of profit (loss)
	Ownership percentage(a)	Fair value(b)	Carrying value	Ownership percentage(a)(c)	Fair value(b)(c)	Carrying value(c)	Quarter ended March 31, 2020	Quarter ended March 31, 2019

Insurance and reinsurance(1)(2)	—	1,276.4	1,039.5	—	706.5	492.1	(41.7)	27.6

Non-insurance(1)(3)
India
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	1,349.2	649.8	54.0%	1,429.8	689.3	(0.5)	6.7
Quess Corp Limited ("Quess")	33.2%	138.0	564.8	33.2%	332.1	704.1	(96.1)	(0.7)
IIFL Finance Limited ("IIFL Finance")	29.9%	110.6	212.9	35.4%	221.4	223.6	6.3	5.3
Sanmar Chemicals Group ("Sanmar")	42.9%	381.3	168.6	42.9%	412.9	178.7	—	—
CSB Bank Limited ("CSB Bank")	49.7%	115.4	150.4	49.7%	229.3	157.8	(0.3)	1.9
IIFL Securities Limited ("IIFL Securities")	35.4%	46.4	114.2	35.4%	65.0	121.1	2.0	—
Seven Islands Shipping Limited ("Seven Islands")	48.5%	84.2	81.7	48.5%	88.8	84.7	1.8	—
Other	—	13.2	30.6	—	24.3	32.1	(0.1)	(0.1)
		2,238.3	1,973.0		2,803.6	2,191.4	(86.9)	13.1
Africa
Atlas Mara Limited ("Atlas Mara")	42.4%	41.7	103.5	42.4%	78.1	82.3	4.3	(2.5)
AFGRI Holdings Proprietary Limited ("AFGRI")	62.8%	90.7	64.1	62.8%	141.0	79.6	(1.0)	0.1
Other	—	55.4	63.5	—	66.3	71.0	(1.6)	(0.3)
		187.8	231.1		285.4	232.9	1.7	(2.7)
Agriculture
Astarta Holding N.V. ("Astarta")	27.4%	18.8	86.8	27.4%	28.9	115.5	(27.5)	(10.7)
Farmers Edge Inc. ("Farmers Edge")	49.9%	42.4	33.3	50.4%	43.8	41.0	(12.0)	(10.9)
		61.2	120.1		72.7	156.5	(39.5)	(21.6)

Real estate	—	167.3	161.2	—	179.8	173.7	(8.1)	48.9

Other
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")(4)	30.5%	503.1	1,063.8	30.5%	1,164.4	1,164.4	—	—
Atlas Corp. ("Atlas", formerly Seaspan Corporation)(5)	36.9%	697.5	894.2	32.5%	994.5	626.9	62.9	114.3
Resolute Forest Products Inc. ("Resolute")	28.3%	31.2	153.7	27.7%	104.0	207.5	(75.9)	(4.0)
Partnerships, trusts and other	—	616.7	542.0	—	890.0	739.0	(17.7)	(53.3)
		1,848.5	2,653.7		3,152.9	2,737.8	(30.7)	57.0
		4,503.1	5,139.1		6,494.4	5,492.3	(163.5)	94.7
		5,779.5	6,178.6		7,200.9	5,984.4	(205.2)	122.3
As presented on the consolidated balance sheet:
Investments in associates		3,534.3	4,630.5		4,521.7	4,360.2
Fairfax India and Fairfax Africa investments in associates		2,245.2	1,548.1		2,679.2	1,624.2
		5,779.5	6,178.6		7,200.9	5,984.4

(a)	Ownership percentages include the effects of financial instruments that are considered in-substance equity.

(b)	See note 5 for fair value hierarchy information.

(c)
Excludes European Run-off's investments in associates and joint ventures with a carrying value of $368.8 and a fair value of $430.5 that were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and principally comprised of investments in Gulf Insurance, Seaspan, APR Energy and Resolute.

Impairment assessments

(1)
At March 31, 2020 the company conducted impairment assessments of its insurance and reinsurance and non-insurance associates and joint ventures that had carrying values that exceeded their fair values as determined based on current market conditions affected by the COVID-19 pandemic. From those assessments the company concluded there were no impairments except as described below.

For certain non-insurance associates and joint ventures where the market prices of their shares were lower than carrying value, the company performed a value-in-use analysis based on multi-year free cash flow projections. A non-cash impairment charge was recorded where the recoverable amount (higher of fair value and value-in-use) was determined to be lower than the carrying value. Key assumptions for significant value-in-use analyses that resulted in impairments are set out in the table that follows.

	March 31, 2020		Impairment recorded during the quarter ended March 31, 2020(c)	Source of free cash flow projections	Discount rate(a)
Associate or joint venture	Fair value	Carrying value			March 31, 2020	December 31, 2019	Long term growth rate(b)	Summary of other assumptions

Quess	138.0	564.8	(98.3)	Quess management	14.2%	12.8%	6.0%
Annual capital expenditures reverting to lower historical levels, working capital requirements comparable to industry peers and reduced cash taxes payable in the next eight years through utilization of existing tax incentives.

Resolute	31.2	153.7	(56.5)	Internal estimates consistent with third party analyst reports	10.8%	10.3%	1.5%
Valuation of pension funding liability on a going concern basis, annual capital expenditures reverting to lower historical levels, working capital requirements comparable to industry peers and no significant cash taxes payable in the next four years through utilization of existing tax losses.

IIFL Securities	46.4	114.2	—	IIFL Securities management	12.8%	12.3%	6.0%	Annual capital expenditures normalizing to levels that are comparable to non-capital intensive service-based peers and working capital requirements comparable to industry peers.
Astarta	18.8	86.8	(26.3)	Internal estimates consistent with third party analyst reports	16.5%	12.7%	3.0%
Annual capital expenditures consistent with external analyst estimates, working capital requirements comparable to industry peers and cash taxes payable at the Ukraine corporate income tax rate for subsidiaries that have not elected to pay the fixed agricultural tax.

All other	—	—	(11.2)	—	—	—	—	—
	234.4	919.5	(192.3)

(a)	The discount rate is representative of the cost of capital of industry peers.

(b)
The long term growth rate is consistent with growth expectations for the industry and the economies in which each associate or joint venture operates. The long term growth rates applied at March 31, 2020 remained unchanged from December 31, 2019.

(c)	Included in share of profit (loss) of associates in the consolidated statement of earnings. There were no impairments recorded on associates during the first quarter of 2019.
Insurance and reinsurance associates and joint ventures

(2)
On March 31, 2020 the company received a 60.0% equity interest with a fair value of $605.0 in RiverStone Barbados, a newly created joint venture entity, pursuant to its contribution of European Run-off to RiverStone Barbados as described in note 15.

Non-insurance associates and joint ventures

(3)	During the first quarter of 2020 the company recognized distributions and dividends of $17.6 (2019 - $78.2) from its non-insurance associates and joint ventures.

(4)
The carrying value and fair value of non-insurance associates at December 31, 2019 was revised to include the company's investment in Eurobank of $1,164.4 that was previously included in holding company cash and investments and common stocks on the company's consolidated balance sheet as described in note 3.

(5)
On February 27, 2020 Seaspan Corporation ("Seaspan") completed a reorganization pursuant to which Atlas Corp. ("Atlas"), a newly created holding company, became its parent. Shareholders of Seaspan, including the company, exchanged their Seaspan shares for Atlas shares with no change in ownership percentage. On February 28, 2020 Atlas acquired all issued and outstanding shares of APR Energy plc ("APR Energy") from the company and other APR Energy shareholders in an all-stock transaction at a deemed value of $405.8 (including certain Atlas shares reserved for holdback). Accordingly, the company derecognized its investment in APR Energy, recorded a pre-tax gain of $2.4, increased its equity accounted carrying value of Atlas by the fair value of the newly issued Atlas common shares received of $188.1 (which excludes the Atlas shares received by European Run-off of $48.6), and will continue to apply the equity method of accounting to its investment in Atlas.

On February 28, 2020 the company invested $100.0 in Atlas 5.50% unsecured debentures due March 1, 2027 (the "Tranche 3 debentures").
Presented below are the company's aggregate investments in Atlas as recorded on the consolidated balance sheet at March 31, 2020 and their impact in the consolidated statement of earnings for the quarter then ended:

		March 31, 2020		Quarter ended March 31, 2020
Financial instrument	Balance sheet line	Carrying value	Fair value	Net losses on investments
Common shares	Investments in associates	894.2	697.5	—
Tranche 1 debentures(a)	Bonds	228.5	228.5	(13.3)
Tranche 2 debentures(b)	Bonds	230.1	230.1	(13.3)
Tranche 3 debentures	Bonds	96.2	96.2	(3.8)
$8.05 warrants(c)	Derivatives - equity warrants	49.0	49.0	(115.7)
		1,498.0	1,301.3	(146.1)

(a)
On February 14, 2018 the company invested $250.0 in securities of Seaspan comprised of 5.50% unsecured debentures due February 14, 2025 ("Tranche 1 debentures") and warrants to purchase 38.5 million Seaspan shares with an exercise price of $6.50 per share ("Tranche 1 warrants"). On July 16, 2018, the company exercised the Tranche 1 warrants early and thereby acquired 38.5 million Seaspan common shares for an additional $250.0.

(b)
On January 15, 2019 the company fulfilled its commitment to Seaspan to invest an additional $250.0 comprised of 5.50% unsecured debentures due January 15, 2026 ("Tranche 2 debentures") and warrants to purchase 38.5 million Seaspan shares with an exercise price of $6.50 per share ("Tranche 2 warrants"). The Tranche 2 warrants were then immediately exercised to acquire 38.5 million Seaspan shares for an additional $250.0.

(c)
On May 31, 2018 the company agreed to exercise the Tranche 1 warrants early and to exercise the Tranche 2 warrants immediately upon issuance in January 2019. In exchange, Seaspan agreed to issue to the company 7-year warrants to purchase 25.0 million Seaspan common shares with an exercise price of $8.05 per share (the "$8.05 warrants"). On July 16, 2018 the company received the $8.05 warrants.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	March 31, 2020				December 31, 2019
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity contracts:
Equity total return swaps – short positions	91.1	—	16.8	—	369.8	—	—	84.6
Equity total return swaps – long positions	952.8	—	79.1	115.4	406.3	—	11.1	3.0
Equity warrants and call options(1)	500.7	113.0	53.2	—	528.1	114.8	200.3	—
CPI-linked derivative contracts	87,399.2	531.2	54.6	—	99,804.7	614.9	6.7	—
U.S. treasury bond forward contracts	979.1	—	—	101.2	846.5	—	3.9	1.7
Foreign currency forward and swap contracts	—	1.6	135.0	157.7	—	1.8	55.3	114.5
Foreign currency options	—	101.4	7.4	—	—	102.7	8.2	—
Other derivative contracts	—	8.3	55.8	63.9	—	3.4	2.5	2.1
Total			401.9	438.2			288.0	205.9

(1)	Includes the company’s investment in Atlas (formerly Seaspan) $8.05 warrants with a fair value at March 31, 2020 of $49.0 (December 31, 2019 – $164.8). See note 6.
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Equity contracts
The company may maintain short equity and equity index total return swaps for investment purposes that provide a return which is inverse to changes in the fair values of the underlying equity indexes and certain individual equities. During the first quarter of 2020 the company paid net cash of $227.1 (2019 - received net cash of $47.4) in connection with the reset provisions of its short equity total return swaps (excluding the impact of collateral requirements). During the first quarter of 2020 the company closed out $404.4 notional amount of its short equity total return swaps and recorded net losses on investments of $107.4 (realized losses of $248.1, of which $140.7 was recorded as unrealized losses in prior quarters). During the first quarter of 2019 the company did not initiate or close out any short equity total return swaps.
During the first quarter of 2020 the company entered into $676.3 notional amount of long equity total return swaps for investment purposes following significant declines in global equity markets in the quarter. At March 31, 2020 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $1,138.3 (December 31, 2019 - $501.5). During the first quarter of 2020 the company paid net cash of $28.0 (2019 - $27.7) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During the first quarter of 2020 the company closed out $58.8 notional amount of its long equity total return swaps and recorded realized gains on investments of $19.3. During the first quarter of 2019 the company did not initiate or close out any long equity total return swaps.
At March 31, 2020 the aggregate fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for short sale and derivative obligations was $413.4 (December 31, 2019 - $152.4), comprised of collateral of $251.8 (December 31, 2019 - $70.3) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $161.6 (December 31, 2019 - $82.1) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
CPI-linked derivative contracts
The company has entered into derivative contracts referenced to consumer price indexes (“CPI”) of the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At March 31, 2020 the company held CPI-linked derivative contracts with a fair value of $54.6 (December 31, 2019 - $6.7), notional amount of $87.4 billion (December 31, 2019 - $99.8 billion) and weighted average term until expiry of 2.9 years (December 31, 2019 - 2.8 years).
The company’s CPI-linked derivative contracts produced net gains on investments of $51.0 in the first quarter of 2020 (2019 - net losses on investments of $4.3). Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect the market's expectation of decreases (increases) in the values of the CPI indexes underlying those contracts at their respective maturities (the contracts benefit the company during periods of decreasing CPI index values). During the first quarter of 2020 certain CPI-linked derivative contracts with a notional amount of $11,332.4 referenced to CPI in the United States, European Union and United Kingdom matured.

U.S. treasury bond forward contracts
To economically hedge its exposure to interest rate risk (primarily exposure to long dated U.S. treasury bonds, U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $979.1 at March 31, 2020 (December 31, 2019 - $846.5). These contracts have an average term to maturity of less than three months and may be renewed at market rates. The company’s U.S treasury bond forward contracts produced net losses on investments of $112.6 in the first quarter of 2020 (2019 - $20.7).
Foreign currency forward contracts
Long and short foreign currency forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from the company's foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty collateral
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Collateral deposited for the benefit of the company at March 31, 2020 consisted of cash of $130.5 and government securities of $15.4 (December 31, 2019 - $5.3 and $10.8). On the consolidated balance sheet the cash collateral is recognized within subsidiary cash and short term investments and a corresponding liability is recognized within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at March 31, 2020. See note 16 for details of the company's counterparty risk and the management thereof.

Hedge of net investment in European operations
At March 31, 2020 the company had designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $796.5 (December 31, 2019 - carrying value of €277.0 principal amount with a fair value of $336.2) as a hedge of its net investment in European operations with a euro functional currency. The increase in principal amount of euro denominated unsecured senior notes designated as a hedging instrument during the first quarter of 2020 was due to the classification of Eurobank as an investment in associate (notes 3 and 6) which increased the company's net investment in European operations with a euro functional currency. During the first quarter of 2020 the company recognized pre-tax gains of $17.5 (2019 - $15.2) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.

8.	Insurance Contract Liabilities

	March 31, 2020			December 31, 2019
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	7,533.1	1,600.0	5,933.1	7,222.4	1,583.7	5,638.7
Provision for losses and loss adjustment expenses	28,340.4	7,202.7	21,137.7	28,500.2	6,934.8	21,565.4
Insurance contract liabilities	35,873.5	8,802.7	27,070.8	35,722.6	8,518.5	27,204.1
Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the quarters ended March 31 were as follows:

	2020	2019
Provision for losses and loss adjustment expenses – January 1	28,500.2	29,081.7
(Decrease) increase in estimated losses and expenses for claims occurring in the prior years	(86.1)	16.2
Losses and expenses for claims occurring in the current year(1)(2)	2,673.0	3,053.1
Paid on claims occurring during:
the current year	(200.9)	(244.7)
the prior years	(2,289.2)	(2,216.5)
Acquisitions of subsidiaries	—	10.9
Foreign exchange effect and other	(256.6)	11.5
Provision for losses and loss adjustment expenses – March 31	28,340.4	29,712.2

(1)
Excludes European Run-off's losses and loss adjustment expenses of $196.9 during the first quarter of 2020 as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019.

(2)
Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior. Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.

The changes in provision for losses and loss adjustment expenses presented in the table above for the first quarter of 2020 exclude the two European Run-off transactions described in the subsequent paragraphs as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the company's consolidated balance sheet at December 31, 2019, and at March 31, 2020 European Run-off was deconsolidated as described in note 15.

Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards ("APH") exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.7 for cash consideration of $143.3.

Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior. Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of $146.5.

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	March 31, 2020			December 31, 2019
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	7,223.6	(20.9)	7,202.7	6,956.7	(21.9)	6,934.8
Reinsurers’ share of paid losses	801.0	(136.1)	664.9	776.9	(139.6)	637.3
Provision for unearned premiums	1,600.0	—	1,600.0	1,583.7	—	1,583.7
	9,624.6	(157.0)	9,467.6	9,317.3	(161.5)	9,155.8
Included in commissions, net in the consolidated statement of earnings for the first quarter of 2020 is commission income earned on premiums ceded to reinsurers of $173.3 (2019 - $138.2).

10.	Borrowings

	March 31, 2020			December 31, 2019
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Holding company	5,708.1	5,679.5	5,777.0	4,148.7	4,117.3	4,444.9
Insurance and reinsurance companies	1,099.5	1,110.3	1,109.6	1,028.1	1,039.6	1,063.8
Non-insurance companies(3)	2,287.9	2,279.6	2,281.3	2,084.2	2,075.7	2,076.6
Total borrowings	9,095.5	9,069.4	9,167.9	7,261.0	7,232.6	7,585.3

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(3)	These borrowings are non-recourse to the holding company.

Holding company
At March 31, 2020 the company had drawn, solely as a precaution, $1,770.0 on the company's credit facility (December 31, 2019 - nil) to support the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic. The principal financial covenants of the credit facility require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of not less than $9.5 billion. At March 31, 2020 the company was in compliance with its financial covenants, with a consolidated debt to consolidated capitalization ratio of 0.34:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of $12.6 billion, both calculated as defined in the financial covenants.
Subsequent to March 31, 2020, on April 29, 2020 the company completed an offering of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030 at par for net proceeds after commissions and expenses of $645.0. Commissions and expenses of $5.0 will be included in the carrying value of the notes in the company's consolidated financial reporting in the second quarter of 2020. On April 29, 2020 the company used $500.0 of the net proceeds from the offering to partially repay the amount drawn on its credit facility.

Insurance and reinsurance companies
During the first quarter of 2020 Brit borrowed an additional $82.6 on its revolving credit facilities.

Non- insurance companies
During the first quarter of 2020 Recipe borrowed an additional $210.0 (Cdn$295.0) on its revolving credit facility.
On February 21, 2020 AGT extended the maturity of its Cdn$525.0 floating rate secured senior credit facility to March 15, 2021. At March 31, 2020 there was $365.1 (Cdn$519.7) borrowed on this credit facility (December 31, 2019 - $386.9 (Cdn$501.7)).

Interest Expense
Interest expense of $115.7 in the first quarter of 2020 (2019 - $111.6) was comprised of interest expense on borrowings of $100.0 (2019 - $94.7) and interest expense on accretion of lease liabilities of $15.7 (2019 - $16.9).

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2020	2019
Subordinate voting shares – January 1	26,082,299	26,489,177
Purchases for cancellation	(50,778)	(249,361)
Treasury shares acquired	(151,240)	(118,885)
Treasury shares reissued	117,198	46,799
Subordinate voting shares – March 31	25,997,479	26,167,730
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – March 31	26,746,249	26,916,500

During the first quarter of 2020 the company purchased for cancellation 50,778 (2019 - 249,361) subordinate voting shares under the terms of its normal course issuer bid at a cost of $18.2 (2019 - $118.0), of which $5.6 (2019 - $56.2) was charged to retained earnings. Subsequent to March 31, 2020 and up to April 29, 2020 the company purchased for cancellation 140,210 subordinate voting shares under the terms of its normal course issuer bid at a cost of $39.5.

During the first quarter of 2020 the company purchased for treasury 151,240 subordinate voting shares on the open market at a cost of $54.0 (2019 - 118,885 subordinate voting shares at a cost of $54.3) for use in its share-based payment awards.

Preferred stock
On March 31, 2020 there was a net conversion of 1,472,998 Series F floating rate cumulative preferred shares with an aggregate carrying value of $33.7 and stated capital of Cdn$36.8 into an equal number of Series E fixed rate cumulative preferred shares. The total number of preferred shares outstanding and their aggregate carrying value and stated capital did not change at March 31, 2020 compared to December 31, 2019.

Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		March 31, 2020		December 31, 2019		First quarter
Subsidiary	Domicile	Non-controlling interest voting percentage	Carrying value	Non-controlling interest voting percentage	Carrying value	2020	2019
Allied World(1)	Bermuda	29.9%	1,222.2	29.9%	1,256.3	(31.3)	21.0
Fairfax India(2)	Canada	6.8%	1,127.5	6.2%	1,117.2	(15.5)	17.5
Recipe(3)	Canada	38.9%	419.3	38.4%	437.5	(30.6)	8.8
Brit(4)	U.K.	10.7%	188.3	10.7%	197.4	(8.2)	4.3
Fairfax Africa	Canada	1.6%	193.5	1.5%	195.6	(9.6)	(3.8)
Thomas Cook India	India	33.1%	89.3	33.1%	93.8	(5.5)	(0.8)
All other(5)	—	—	357.0	—	231.3	(29.1)	(1.6)
			3,597.1		3,529.1	(129.8)	45.4

(1)	Subsequent to March 31, 2020, on April 30, 2020 Allied World paid a dividend of $126.4 to its minority shareholders (OMERS, AIMCo and others).

(2)
The increase in carrying value of Fairfax India's non-controlling interests during the first quarter of 2020 primarily reflected the deconsolidation of European Run-off and its investment in Fairfax India ($91.8) as described in note 15, partially offset by the weakening of the Indian Rupee relative to the U.S. dollar ($62.5) and the non-controlling interests' share of Fairfax India's net loss ($15.5).

(3)
The decrease in carrying value of Recipe's non-controlling interests during the first quarter of 2020 primarily reflected the weakening of the Canadian dollar relative to the U.S. dollar ($36.5) and the non-controlling interests' share of Recipe's net loss ($30.6), partially offset by the deconsolidation of European Run-off and its investment in Recipe ($54.1) as described in note 15.

(4)	Subsequent to March 31, 2020, on April 9, 2020 Brit paid a dividend of $20.6 to its minority shareholder (OMERS).

(5)
The increase in carrying value during the first quarter of 2020 principally reflected the deconsolidation of European Run-off and its investments in various non-insurance subsidiaries of the company as described in note 15.

Non-controlling interest voting percentages were consistent with economic ownership for each subsidiary at March 31, 2020 except for Fairfax India, Recipe and Fairfax Africa whose non-controlling interest economic ownership percentages were 72.4%, 59.9% and 40.9% respectively.

12.	Earnings per Share
Net earnings per common share is calculated in the following table based upon the weighted average common shares outstanding:

	First Quarter
	2020	2019
Net earnings (loss) attributable to shareholders of Fairfax	(1,259.3)	769.2
Preferred share dividends	(10.7)	(11.2)
Net earnings (loss) attributable to common shareholders – basic and diluted	(1,270.0)	758.0

Weighted average common shares outstanding – basic	26,802,507	27,030,139
Share-based payment awards	—	1,062,915
Weighted average common shares outstanding – diluted	26,802,507	28,093,054

Net earnings (loss) per common share – basic	$(47.38)	$28.04
Net earnings (loss) per common share – diluted	$(47.38)	$26.98
Share-based payment awards of 1,213,996 were not included in the calculation of net loss per diluted common share for the three months ended March 31, 2020 as inclusion of the awards would be anti-dilutive.

13.	Income Taxes
The company’s provision for (recovery of) income taxes for the quarters ended March 31 was comprised as follows:

	2020	2019
Current income tax:
Current year expense (recovery)	(3.1)	57.1
Adjustments to prior years’ income taxes	(3.3)	(1.4)
	(6.4)	55.7
Deferred income tax:
Origination and reversal of temporary differences	(222.3)	122.2
Adjustments to prior years' deferred income taxes	3.2	4.7
Other	(6.8)	0.5
	(225.9)	127.4

Provision for (recovery of) income taxes	(232.3)	183.1

A significant portion of the company's earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differs from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the quarters ended March 31 were as follows:

	First quarter
	2020					2019
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	(311.9)	(777.0)	(123.6)	(408.9)	(1,621.4)	174.7	507.7	63.3	252.0	997.7
Provision for (recovery of) income taxes	(41.6)	(159.5)	(7.5)	(23.7)	(232.3)	35.7	114.9	6.2	26.3	183.1
Net earnings (loss)	(270.3)	(617.5)	(116.1)	(385.2)	(1,389.1)	139.0	392.8	57.1	225.7	814.6

(1)	Includes Fairfax India and Fairfax Africa.

(2)
Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)	Principally comprised of Brit, European Run-off (deconsolidated on March 31, 2020) and other associated holding company results.

(4)
Includes companies in India, Asia, Europe (excluding the U.K.) and Allied World (the majority of Allied World's net earnings (loss) is sourced from its Bermuda operations notwithstanding that certain operations of Allied World conduct business in the U.S. and the U.K.).

The decrease in pre-tax profitability across all jurisdictions in the first quarter of 2020 compared to the first quarter of 2019 primarily reflected unrealized net investment losses due to significant declines in global financial markets as a result of the COVID-19 pandemic.

Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate for the quarters ended March 31 are presented in the following table:

	2020	2019

Canadian statutory income tax rate	26.5%	26.5%

Provision for (recovery of) income taxes at the Canadian statutory income tax rate	(429.7)	264.4
Non-taxable investment income	(69.1)	(45.8)
Tax rate differential on income and losses outside Canada	166.4	(73.5)
Change in unrecorded tax benefit of losses and temporary differences	79.2	13.6
Provision (recovery) relating to prior years	(0.1)	3.3
Foreign exchange effect	13.0	(1.4)
Change in tax rate for deferred income taxes	(7.8)	(1.2)
Other including permanent differences	15.8	23.7
Provision for (recovery of) income taxes	(232.3)	183.1
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains which are not taxable in Canada. Non-taxable investment income of $69.1 in the first quarter of 2020 (2019 - $45.8) principally reflected the gain on deconsolidation of European Run-off, as described in note 15, that was not taxable in Canada or Barbados.
The tax rate differential on income and losses outside Canada of $166.4 in the first quarter of 2020 principally related to losses tax-effected at lower rates in the U.S., Barbados, and at Brit and Allied World. The tax rate differential on income and losses outside Canada of $73.5 in the first quarter of 2019 principally related to income taxed at lower rates in the U.S., and at Brit and Allied World.
The change in unrecorded tax benefit of losses and temporary differences of $79.2 and $13.6 in the first quarters of 2020 and 2019 principally related to unrecorded deferred tax assets in Canada of $55.4 and $8.2.

14.	Contingencies and Commitments
Lawsuit
On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. On July 10, 2017, Fairfax filed with the New Jersey Supreme Court a petition for certification of the appeal court’s decision. On October 20, 2017, that petition was denied by the court. The case allowed then moved ahead to a trial, which took place in September and October 2018. Prior to the trial, Fairfax agreed, in exchange for the receipt of a payment of $20.0, to resolve its claims against Morgan Keegan & Company, Incorporated; that payment was received in September 2018. At the trial, the jury awarded Fairfax and its Crum & Forster subsidiary damages of $10.9 against Exis Capital Management and related Exis companies, Adam Sender and Andrew Heller, including punitive damages of $3.0 against Exis, $2.25 against Mr. Sender and $0.25 against Mr. Heller, although the court subsequently relieved Messrs. Sender and Heller of any liability for damages. Fairfax intends to appeal this relief to Messrs. Sender and Heller, and to continue to pursue its remaining claims against other defendants in the lawsuit by way of appeals against previous court decisions. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company’s consolidated financial statements include no anticipated recovery from the lawsuit, except for the receipt of the $20.0 payment in 2018 as described above.

15.	Acquisitions and Divestitures

Subsequent to March 31, 2020
Proposed acquisition of Horizon North Logistics

On March 9, 2020 Horizon North Logistics Inc. ("Horizon North") entered into an agreement with Dexterra whereby Horizon North will legally acquire Dexterra by issuing common shares to the company representing an approximate 49% fully-diluted equity interest in Horizon North. Upon closing the company expects to obtain de facto control as the largest shareholder and will consolidate Horizon North. The transaction is anticipated to close in the second quarter of 2020, subject to approval by Horizon North shareholders and the satisfaction of customary closing conditions. Horizon North, based in the province of Alberta, is a publicly listed corporation providing a range of industrial services and modular construction solutions.
Three months ended March 31, 2020
Contribution of European Run-off to a joint venture
On March 31, 2020 the company contributed its wholly owned European run-off group ("European Run-off") to RiverStone (Barbados) Ltd. (“RiverStone Barbados”), a newly created joint venture entity, for cash proceeds of $599.5 and a 60.0% equity interest in RiverStone Barbados with a fair value of $605.0. OMERS, the pension plan for municipal employees in the province of Ontario, jointly manages RiverStone Barbados and had contemporaneously subscribed for a 40.0% equity interest for cash consideration of $599.5, based on the fair value of European Run-off at December 31, 2019 pursuant to the subscription agreement entered into on December 20, 2019. At the closing date the company deconsolidated the assets and liabilities of European Run-off from assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet respectively, and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados. The company recorded a pre-tax gain on deconsolidation of subsidiary of $117.1 in the consolidated statement of earnings, comprised of a gain of $243.4 on the disposal of 40.0% of European Run-off, a gain of $35.6 on remeasurement to fair value at the closing date of the 60.0% of European Run-off retained, and foreign currency translation losses of $161.9 that were reclassified from accumulated other comprehensive income to the consolidated statement of earnings. The deconsolidation of European Run-off increased the company's non-controlling interests by $340.4 as RiverStone Barbados holds investments in certain of the company's non-insurance subsidiaries as described in note 11. The company has the option to purchase OMERS' interest in RiverStone Barbados at certain dates commencing in 2023.

16.	Financial Risk Management
Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at March 31, 2020 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2019, except as discussed below.
COVID-19 pandemic
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted business activities throughout the world. The company's businesses rely, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of the COVID-19 pandemic.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the company's businesses in particular, or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19, as well as the timing of the re-opening of the economy in various parts of the world. Such further developments could have a material adverse effect on the company's business, financial condition, results of operations and cash flows.
With the overall slowdown in the global economy as a result of the COVID-19 pandemic, the company expects its insurance and reinsurance operations to experience a reduction in premiums written in certain segments where premiums are directly, or indirectly, linked to economic activity. Also, various government officials, including U.S. state insurance commissioners, have taken actions to protect consumers from hardship caused by COVID-19 which in the aggregate may adversely impact the company's results of operations in the near term. While it is likely that certain lines of business may experience increased loss activity due to COVID-19, there are also many segments in which the company operates that may experience improved loss experience due to reduced exposures to loss. Certain of the company's non-insurance operations continue to experience a reduction in revenue due to current economic conditions, particularly for those in the Restaurants and retail and Thomas Cook India operating segments whose business volumes are directly linked to the re-opening of the economy in the jurisdictions in which they operate. The ultimate impact of COVID-19 on the company will not be fully known for many months, perhaps years.

Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and premium acquisition costs will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. As discussed in the preceding section, COVID-19 has increased uncertainty and may adversely impact our underwriting results in the near term. There were no other significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk at March 31, 2020 compared to December 31, 2019.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company, and arises predominantly from cash and short term investments, investments in bonds, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). During the first quarter of 2020 the company's exposure to credit risk increased primarily due to the potential effects of the COVID-19 pandemic on the company's reinsurers and the underlying issuers of the company's investments in bonds. The company's holdings of bonds rated AAA/Aaa decreased primarily due to net sales and maturities of short-dated U.S. treasury bonds (net proceeds of $1,067.1). The increase in bonds rated A/A, BBB/Baa and BB/Ba was primarily due to net purchases of higher yielding U.S. corporate bonds (net purchases of $757.0, $1,037.6 and $201.9 respectively). Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher. There were no significant changes to the framework used to monitor, evaluate and manage credit risk at March 31, 2020 compared to December 31, 2019.
The composition of the company's investments in bonds classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	March 31, 2020			December 31, 2019
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	5,692.3	5,739.8	33.8	6,795.2	6,820.4	41.8
AA/Aa	836.9	852.5	5.0	870.0	881.8	5.4
A/A	3,719.4	3,778.5	22.3	2,979.4	3,008.0	18.4
BBB/Baa	3,800.4	3,880.5	22.9	3,059.6	3,206.2	19.7
BB/Ba	533.4	498.2	2.9	121.9	135.0	0.8
B/B	59.6	57.4	0.3	59.9	61.6	0.4
Lower than B/B	24.2	13.2	0.1	31.6	16.4	0.1
Unrated	2,240.5	2,160.1	12.7	2,125.8	2,186.0	13.4
Total	16,906.7	16,980.2	100.0	16,043.4	16,315.4	100.0

Counterparties to Derivative Contracts
Counterparty risk is the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by an agreement in the event of default by a counterparty, thereby permitting obligations owed by the company to that counterparty to be offset against amounts receivable from that counterparty (the “net settlement arrangements”). The following table sets out the company's counterparty risk assuming all derivative counterparties are simultaneously in default:

	March 31, 2020	December 31, 2019
Total derivative assets(1)	292.9	85.2
Obligations that may be offset under net settlement arrangements	(67.7)	(19.2)
Fair value of collateral deposited for the benefit of the company(2)	(129.4)	(14.2)
Excess collateral pledged by the company in favour of counterparties	3.4	1.9
Net derivative counterparty exposure after net settlement and collateral arrangements	99.2	53.7

(1)	Excludes equity warrants, equity warrant forward contracts, equity call options and other derivatives which are not subject to counterparty risk.

(2)	Excludes excess collateral pledged by counterparties of $16.5 at March 31, 2020 (December 31, 2019 - $1.9).
Collateral deposited for the benefit of the company at March 31, 2020 consisted of cash of $130.5 and government securities of $15.4 (December 31, 2019 - $5.3 and $10.8). The company had not exercised its right to sell or repledge collateral at March 31, 2020.
Recoverable from Reinsurers
Credit risk arises on the company's recoverable from reinsurers to the extent reinsurers may be unable or unwilling to reimburse the company under the terms of reinsurance arrangements. During the first quarter of 2020 the company continued to conduct assessments of the creditworthiness of its reinsurers, with a focus on the actions taken by its reinsurers in regards to the economic effects of the COVID-19 pandemic, and concluded that no impairments had occurred. The provision for uncollectible reinsurance at March 31, 2020 is disclosed in note 9.

Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. As discussed in the preceding section, COVID-19 has increased uncertainty and may adversely impact the company's cash flows in the near term, including the need to provide capital support to the insurance and reinsurance companies as a result of impairments and losses attributable to COVID-19. At March 31, 2020 the company had therefore drawn, solely as a precaution, $1,770.0 on the company's credit facility to support the insurance and reinsurance companies should it be needed. There were no other significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at March 31, 2020 compared to December 31, 2019.
The holding company's remaining known significant commitments for 2020 consist of payments relating to interest expense, corporate overhead, preferred share dividends, income taxes and other investment related activities. The company may also in 2020 make payments related to its credit facility, derivative contracts and capital support for its insurance and reinsurance companies.

During the first quarter of 2020 the holding company received net cash of $2.1 (2019 - paid net cash of $24.1) and the insurance and reinsurance subsidiaries paid net cash of $257.2 (2019 - received net cash of $43.8) in connection with long and short equity total return swap derivative contracts (excluding the impact of collateral requirements).
Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures, and aggregate equity exposure at the subsidiary and consolidated levels.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk increased during the first quarter of 2020 primarily due to economic disruption caused by the COVID-19 pandemic, and increased also due to net purchases of short to mid-dated high quality U.S. corporate bonds of $1,466.2, partially offset by net sales and maturities of short-dated U.S. treasury bonds for net proceeds of $1,067.1. There were no other significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at March 31, 2020 compared to December 31, 2019.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments, which the company believes to be reasonably possible in the current economic environment as a result of the COVID-19 pandemic. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	March 31, 2020			December 31, 2019
	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	16,332.2	(534.8)	(3.8)	15,752.1	(463.3)	(3.5)
100 basis point increase	16,651.1	(271.5)	(1.9)	16,018.9	(243.6)	(1.8)
No change	16,980.2	—	—	16,315.4	—	—
100 basis point decrease	17,418.5	361.1	2.6	16,712.8	326.8	2.4
200 basis point decrease	17,919.9	772.5	5.5	17,162.3	695.8	5.2

(1)	Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at March 31, 2020 of $979.1 (December 31, 2019 - $846.5).

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As discussed earlier in this note, the COVID-19 pandemic has increased uncertainty and may adversely impact the fair value or future cash flows of the company's equity and equity-related holdings.

The company's exposure to equity price risk through its equity and equity-related holdings decreased at March 31, 2020 compared to December 31, 2019 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position at March 31, 2020 and December 31, 2019 and results of operations for the three months ended March 31, 2020 and 2019:

	March 31, 2020		December 31, 2019		Three months ended March 31, 2020	Three months ended March 31, 2019
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)	3,726.0	3,726.0	4,604.2	4,604.2	(840.3)	528.8
Preferred stocks – convertible	22.0	22.0	20.7	20.7	0.5	0.5
Bonds – convertible	606.3	606.3	667.6	667.6	(23.3)	70.5
Investments in associates(2)	4,503.1	5,139.1	6,494.4	5,492.3	2.4	—
Derivatives and other invested assets:
Equity total return swaps – long positions	952.8	(36.3)	406.3	8.1	(72.4)	(10.8)
Equity warrant forward contracts(3)	—	—	—	—	—	61.5
Equity warrants and call options(3)	53.2	53.2	200.3	200.3	(144.9)	26.3
Total equity and equity related holdings	9,863.4	9,510.3	12,393.5	10,993.2	(1,078.0)	676.8

Short equity exposures:
Derivatives and other invested assets:
Equity total return swaps – short positions	(91.1)	16.8	(369.8)	(84.6)	(125.8)	66.0
	(91.1)	16.8	(369.8)	(84.6)	(125.8)	66.0

Net equity exposures and financial effects	9,772.3		12,023.7		(1,203.8)	742.8

(1)	Excludes other funds with a carrying value at March 31, 2020 of $172.4 (December 31, 2019 - $175.6) that are invested principally in fixed income securities.

(2)	Excludes the company’s insurance and reinsurance investments in associates, joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. See note 6.

(3)	Includes the Atlas (formerly Seaspan) warrants and forward contracts described in note 6.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI of the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. See note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at March 31, 2020 compared to December 31, 2019.
Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at March 31, 2020, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $25,289.6 compared to $25,139.8 at December 31, 2019.

The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	March 31, 2020	December 31, 2019	March 31, 2020		December 31, 2019

Holding company cash and investments (net of short sale and derivative obligations)	2,477.3	975.2	2,477.3		975.2

Borrowings – holding company	5,679.5	4,117.3	5,679.5		4,117.3
Borrowings – insurance and reinsurance companies	1,110.3	1,039.6	1,110.3		1,039.6
Borrowings – non-insurance companies	2,279.6	2,075.7	—		—
Total debt	9,069.4	7,232.6	6,789.8		5,156.9

Net debt(1)	6,592.1	6,257.4	4,312.5		4,181.7

Common shareholders’ equity	11,287.6	13,042.6	11,287.6		13,042.6
Preferred stock	1,335.5	1,335.5	1,335.5		1,335.5
Non-controlling interests	3,597.1	3,529.1	1,470.6		1,519.8
Total equity	16,220.2	17,907.2	14,093.7		15,897.9

Net debt/total equity	40.6%	34.9%	30.6%		26.3%
Net debt/net total capital(2)	28.9%	25.9%	23.4%		20.8%
Total debt/total capital(3)	35.9%	28.8%	32.5%		24.5%
Interest coverage(4)	n/a	6.5x	n/a	(6)	9.8x	(6)
Interest and preferred share dividend distribution coverage(5)	n/a	5.7x	n/a	(6)	7.9x	(6)

(1)	Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividends adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.

(6)	Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.
Borrowings - holding company increased to $5,679.5 at March 31, 2020 from $4,117.3 at December 31, 2019, primarily reflecting $1,770.0 drawn on the company's credit facility, solely as a precaution, to support the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic, partially offset by the impact of foreign exchange on the holding company's Canadian dollar denominated borrowings. Subsequent to March 31, 2020, on April 29, 2020 the company completed an offering of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030 at par for net proceeds after commissions and expenses of $645.0. On April 29, 2020 the company used $500.0 of the net proceeds from the offering to partially repay the amount drawn on its credit facility.
Borrowings - insurance and reinsurance companies increased to $1,110.3 at March 31, 2020 from $1,039.6 at December 31, 2019, primarily reflecting Brit's additional borrowings of $82.6 on its revolving credit facilities.
Borrowings - non-insurance companies increased to $2,279.6 at March 31, 2020 from $2,075.7 at December 31, 2019, primarily reflecting increased borrowings at Recipe and other non-insurance companies on their revolving credit facilities to support their operations should it be needed as a result of the effects of the COVID-19 pandemic, partially offset by the impact of foreign currency translation on Canadian dollar borrowings.
Common shareholders’ equity decreased to $11,287.6 at March 31, 2020 from $13,042.6 at December 31, 2019, primarily reflecting net loss attributable to shareholders of Fairfax ($1,259.3), payments of common and preferred share dividends ($286.4), other comprehensive loss ($136.0, comprised of net unrealized foreign currency translation losses on foreign operations ($236.7) and share of other comprehensive loss of associates ($61.2), partially offset by net unrealized foreign currency translation losses reclassified to net loss ($161.9)), and purchases of subordinate voting shares for use in share-based payment awards ($54.0) and for cancellation ($18.2).
Non-controlling interests increased to $3,597.1 at March 31, 2020 from $3,529.1 at December 31, 2019, primarily reflecting the deconsolidation of European Run-off and its investments in certain of the company's non-insurance subsidiaries ($340.4), partially offset by non-controlling interests' share of other comprehensive loss ($138.0) and net loss ($129.8).

The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 28.9% at March 31, 2020 from 25.9% at December 31, 2019 primarily as a result of increased net debt and decreased net total capital. The increase in net debt was primarily due to increased borrowings by the holding company, insurance and reinsurance companies and non-insurance companies (as described in the preceding paragraphs), largely offset by increased holding company cash and investments. The decrease in net total capital was primarily due to decreased common shareholders' equity, partially offset by increased net debt (as described in the preceding paragraphs). The consolidated total debt/total capital ratio excluding consolidated non-insurance companies increased to 32.5% at March 31, 2020 from 24.5% at December 31, 2019 primarily as a result of increased total debt and decreased total capital (reflecting decreased common shareholders' equity, partially offset by increased total debt).

17.	Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. On March 31, 2020 the European Run-off group, comprised primarily of RiverStone UK, Advent and TIG Barbados, was deconsolidated from the Run-off reporting segment following its contribution to a joint venture investment as described in note 15. There were no other significant changes to the identifiable assets and liabilities by reporting segment at March 31, 2020 compared to December 31, 2019.

An analysis of pre-tax income (loss) by reporting segment for the quarters ended March 31 is presented below:

Quarter ended March 31, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	344.1	930.9	768.8	257.9	614.4	1,103.8	122.4	486.9	4,629.2	146.5	—	—	—	4,775.7
Intercompany	0.3	20.0	8.3	—	4.8	14.8	—	24.1	72.3	—	—	—	(72.3)	—
	344.4	950.9	777.1	257.9	619.2	1,118.6	122.4	511.0	4,701.5	146.5	—	—	(72.3)	4,775.7
Net premiums written	309.0	864.3	650.5	254.2	447.8	801.4	60.7	312.0	3,699.9	146.5	—	—	—	3,846.4
Net premiums earned
External	338.5	812.9	607.6	164.3	394.0	611.5	59.2	270.4	3,258.4	129.4	—	—	—	3,387.8
Intercompany	(5.3)	4.6	(4.9)	(0.6)	3.4	(8.4)	(3.6)	16.3	1.5	(1.5)	—	—	—	—
	333.2	817.5	602.7	163.7	397.4	603.1	55.6	286.7	3,259.9	127.9	—	—	—	3,387.8
Underwriting expenses(1)	(321.7)	(804.8)	(587.0)	(143.8)	(394.1)	(569.0)	(57.1)	(279.3)	(3,156.8)	(146.7)	—	—	—	(3,303.5)
Underwriting profit (loss)	11.5	12.7	15.7	19.9	3.3	34.1	(1.5)	7.4	103.1	(18.8)	—	—	—	84.3
Interest income	17.7	46.3	26.9	7.5	20.9	36.9	4.1	13.0	173.3	11.6	7.1	17.0	(2.3)	206.7
Dividends	1.5	2.2	0.3	0.2	0.5	5.1	2.1	0.8	12.7	1.4	3.8	0.1	—	18.0
Investment expenses	(2.6)	(6.2)	(3.6)	(1.8)	(2.8)	(7.4)	(0.3)	(1.9)	(26.6)	(3.9)	43.6	(1.0)	(18.9)	(6.8)
Interest and dividends	16.6	42.3	23.6	5.9	18.6	34.6	5.9	11.9	159.4	9.1	54.5	16.1	(21.2)	217.9
Share of profit (loss) of associates	(8.6)	15.0	(21.0)	(12.8)	(13.1)	10.7	3.7	(10.8)	(36.9)	(13.1)	6.2	(161.4)	—	(205.2)
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,181.0	—	—	1,181.0
Expenses	—	—	—	—	—	—	—	—	—	—	(1,275.7)	—	2.4	(1,273.3)
	—	—	—	—	—	—	—	—	—	—	(94.7)	—	2.4	(92.3)
Operating income (loss)	19.5	70.0	18.3	13.0	8.8	79.4	8.1	8.5	225.6	(22.8)	(34.0)	(145.3)	(18.8)	4.7
Net losses on investments	(126.7)	(309.4)	(268.6)	(60.3)	(84.9)	(183.7)	(41.0)	(139.2)	(1,213.8)	(178.1)	(141.7)	(5.9)	—	(1,539.5)
Gain (loss) on deconsolidation of subsidiary	—	(30.5)	(25.8)	—	—	—	—	—	(56.3)	(9.0)	—	182.4	—	117.1
Interest expense	(0.3)	(1.9)	(1.3)	(1.0)	(4.7)	(7.3)	(0.1)	(0.5)	(17.1)	(1.7)	(46.2)	(50.6)	(0.1)	(115.7)
Corporate overhead and other	(1.2)	(0.8)	(4.6)	(2.0)	(2.3)	(18.3)	(2.8)	—	(32.0)	—	—	(74.9)	18.9	(88.0)
Pre-tax loss	(108.7)	(272.6)	(282.0)	(50.3)	(83.1)	(129.9)	(35.8)	(131.2)	(1,093.6)	(211.6)	(221.9)	(94.3)	—	(1,621.4)
Income taxes														232.3
Net loss														(1,389.1)

Attributable to:
Shareholders of Fairfax														(1,259.3)
Non-controlling interests														(129.8)
														(1,389.1)

(1)
Underwriting expenses for the quarter ended March 31, 2020 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	211.1	601.0	375.4	104.9	238.0	408.2	38.6	174.6	2,151.8
Commissions	54.8	168.0	102.7	18.8	102.9	58.2	8.4	52.4	566.2
Premium acquisition costs and other underwriting expenses	52.6	78.1	110.1	47.7	67.6	102.6	14.8	61.6	535.1
Underwriting expenses - accident year	318.5	847.1	588.2	171.4	408.5	569.0	61.8	288.6	3,253.1
Net (favourable) adverse claims reserve development	3.2	(42.3)	(1.2)	(27.6)	(14.4)	—	(4.7)	(9.3)	(96.3)
Underwriting expenses - calendar year	321.7	804.8	587.0	143.8	394.1	569.0	57.1	279.3	3,156.8

Quarter ended March 31, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	284.8	862.9	633.1	276.5	581.3	968.8	113.4	420.4	4,141.2	585.4	—	—	—	4,726.6
Intercompany	0.3	14.3	6.1	—	5.4	10.8	—	26.3	63.2	6.3	—	—	(69.5)	—
	285.1	877.2	639.2	276.5	586.7	979.6	113.4	446.7	4,204.4	591.7	—	—	(69.5)	4,726.6
Net premiums written	257.2	798.5	539.7	273.1	433.7	727.7	52.8	277.5	3,360.2	581.3	—	—	—	3,941.5
Net premiums earned
External	283.3	714.1	505.1	181.2	388.2	566.6	48.4	225.0	2,911.9	610.7	—	—	—	3,522.6
Intercompany	(1.8)	3.2	(6.1)	(0.6)	2.2	(1.8)	(2.9)	19.0	11.2	(11.2)	—	—	—	—
	281.5	717.3	499.0	180.6	390.4	564.8	45.5	244.0	2,923.1	599.5	—	—	—	3,522.6
Underwriting expenses(1)	(280.8)	(676.1)	(487.8)	(141.4)	(378.6)	(577.7)	(45.0)	(247.3)	(2,834.7)	(624.9)	—	—	—	(3,459.6)
Underwriting profit (loss)	0.7	41.2	11.2	39.2	11.8	(12.9)	0.5	(3.3)	88.4	(25.4)	—	—	—	63.0
Interest income	13.9	42.9	21.8	9.2	19.7	40.9	4.1	16.8	169.3	18.1	8.2	16.2	(2.3)	209.5
Dividends	5.2	6.3	4.8	2.5	0.8	7.8	0.9	0.6	28.9	3.3	2.1	0.3	—	34.6
Investment expenses	(3.3)	(6.5)	(3.4)	(1.9)	(3.2)	(7.5)	(0.2)	(1.8)	(27.8)	(3.4)	(10.1)	(1.4)	34.5	(8.2)
Interest and dividends	15.8	42.7	23.2	9.8	17.3	41.2	4.8	15.6	170.4	18.0	0.2	15.1	32.2	235.9
Share of profit (loss) of associates	(2.7)	34.1	(13.3)	(9.8)	(9.4)	(5.5)	1.0	(6.5)	(12.1)	(10.6)	8.6	136.4	—	122.3
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,027.9	—	—	1,027.9
Expenses	—	—	—	—	—	—	—	—	—	—	(995.4)	—	2.3	(993.1)
	—	—	—	—	—	—	—	—	—	—	32.5	—	2.3	34.8
Operating income (loss)	13.8	118.0	21.1	39.2	19.7	22.8	6.3	5.8	246.7	(18.0)	41.3	151.5	34.5	456.0
Net gains (losses) on investments	(7.5)	135.8	110.3	7.7	33.7	90.3	111.2	38.9	520.4	118.0	36.6	48.9	—	723.9
Interest expense	(0.3)	(2.0)	(1.4)	(1.0)	(4.1)	(7.3)	(0.1)	(0.3)	(16.5)	(1.9)	(40.5)	(52.7)	—	(111.6)
Corporate overhead and other	(1.4)	(4.8)	(4.7)	(2.0)	(2.3)	(17.2)	(3.0)	(1.1)	(36.5)	—	—	0.4	(34.5)	(70.6)
Pre-tax income	4.6	247.0	125.3	43.9	47.0	88.6	114.4	43.3	714.1	98.1	37.4	148.1	—	997.7
Income taxes														(183.1)
Net earnings														814.6

Attributable to:
Shareholders of Fairfax														769.2
Non-controlling interests														45.4
														814.6

(1)
Underwriting expenses for the quarter ended March 31, 2019 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	210.0	482.3	316.2	106.8	211.1	357.2	30.9	150.6	1,865.1
Commissions	48.2	156.2	75.4	19.8	106.6	64.2	5.1	41.2	516.7
Premium acquisition costs and other underwriting expenses	45.9	73.5	96.9	51.8	60.9	101.5	14.0	58.2	502.7
Underwriting expenses - accident year	304.1	712.0	488.5	178.4	378.6	522.9	50.0	250.0	2,884.5
Net (favourable) adverse claims reserve development	(23.3)	(35.9)	(0.7)	(37.0)	—	54.8	(5.0)	(2.7)	(49.8)
Underwriting expenses - calendar year	280.8	676.1	487.8	141.4	378.6	577.7	45.0	247.3	2,834.7

Revenue and expenses of the Non-insurance companies reporting segment were comprised as follows:

	First quarter
	2020
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	385.8	84.3	160.7	550.2	1,181.0
Expenses	(473.1)	(74.3)	(170.3)	(558.0)	(1,275.7)
Pre-tax income (loss) before interest expense and other(5)	(87.3)	10.0	(9.6)	(7.8)	(94.7)

	First quarter
	2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	448.8	113.1	215.0	251.0	1,027.9
Expenses	(441.4)	(95.3)	(217.0)	(241.7)	(995.4)
Pre-tax income (loss) before interest expense and other(5)	7.4	17.8	(2.0)	9.3	32.5

(1)	Comprised primarily of Recipe and its subsidiaries The Keg, St-Hubert, Pickle Barrel and Original Joe's, Toys "R" Us Canada, Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.

(4)
Comprised primarily of AGT (consolidated on April 17, 2019), Dexterra, Grivalia Properties (deconsolidated on May 17, 2019), Fairfax Africa and its subsidiary CIG (consolidated January 4, 2019), Mosaic Capital, Boat Rocker, Pethealth and Rouge Media.

(5)	Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the quarters ended March 31 were comprised as follows:

	First quarter
	2020			2019
	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total
Losses and loss adjustment expenses	2,105.2	—	2,105.2	2,327.3	—	2,327.3
Non-insurance companies' cost of sales	—	763.0	763.0	—	587.2	587.2
Wages and salaries	333.6	194.7	528.3	314.9	176.5	491.4
Depreciation, amortization and impairment charges	59.8	145.2	205.0	58.4	70.8	129.2
Employee benefits	93.5	29.5	123.0	84.7	28.6	113.3
Premium taxes	59.3	—	59.3	52.0	—	52.0
Information technology costs	46.8	6.7	53.5	36.5	7.6	44.1
Audit, legal and other professional fees	32.1	11.2	43.3	32.3	10.8	43.1
Share-based payments to directors and employees	24.0	(3.5)	20.5	17.6	3.1	20.7
Non-insurance companies' marketing costs	—	19.3	19.3	—	21.8	21.8
Short-term, low value and other lease costs	4.0	11.2	15.2	4.1	17.2	21.3
Administrative expense and other	75.2	96.0	171.2	73.6	69.5	143.1
	2,833.5	1,273.3	4,106.8	3,001.4	993.1	3,994.5

(1)	Total expense of the insurance and reinsurance companies is comprised of losses on claims, net and operating expenses as presented in the consolidated statement of earnings.

(2)	Other expenses as presented in the consolidated statement of earnings is comprised of cost of sales and operating expenses of the non-insurance companies.

19.	Supplementary Cash Flow Information
Cash and cash equivalents included in the consolidated balance sheets were comprised as follows:

	March 31, 2020
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	774.7	810.2	1,584.9	—	—	—	774.7	810.2	1,584.9
Subsidiary cash and short term investments	2,817.2	1,513.6	4,330.8	332.9	273.5	606.4	3,150.1	1,787.1	4,937.2
Subsidiary assets pledged for short sale and derivative obligations	—	6.1	6.1	—	—	—	—	6.1	6.1
Fairfax India	125.3	17.1	142.4	11.1	—	11.1	136.4	17.1	153.5
Fairfax Africa	84.7	30.7	115.4	12.4	—	12.4	97.1	30.7	127.8
	3,801.9	2,377.7	6,179.6	356.4	273.5	629.9	4,158.3	2,651.2	6,809.5

	December 31, 2019
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	98.8	84.5	183.3	0.6	—	0.6	99.4	84.5	183.9
Subsidiary cash and short term investments	1,934.7	1,355.0	3,289.7	469.4	195.4	664.8	2,404.1	1,550.4	3,954.5
Fairfax India	67.0	19.1	86.1	18.6	—	18.6	85.6	19.1	104.7
Fairfax Africa	77.9	0.8	78.7	7.5	—	7.5	85.4	0.8	86.2
Assets held for sale (note 15)	160.5	65.0	225.5	54.0	4.2	58.2	214.5	69.2	283.7
	2,338.9	1,524.4	3,863.3	550.1	199.6	749.7	2,889.0	1,724.0	4,613.0
Details of certain cash flows included in the consolidated statements of cash flows for the quarters ended March 31 were as follows:

	First quarter
	2020	2019
Net (purchases) sales of investments classified at FVTPL
Short term investments	1,286.5	(349.9)
Bonds	(973.7)	437.1
Preferred stocks	(11.4)	(24.0)
Common stocks	67.0	48.7
Derivatives and short sales	(281.6)	(57.2)
	86.8	54.7

Net interest and dividends received
Interest and dividends received	201.4	118.0
Interest paid on borrowings	(72.8)	(82.2)
Interest paid on lease liabilities	(14.2)	(16.0)
	114.4	19.8

Net income taxes paid	(39.2)	(25.2)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of April 30, 2020)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the unaudited interim consolidated financial statements for the three months ended March 31, 2020, and the notes to the MD&A contained in the company's 2019 Annual Report.

(2)
Management analyzes and assesses the underlying insurance and reinsurance and run-off operations, and the financial position of the consolidated group, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies.

(3)
The company presents information on gross premiums written and net premiums written throughout this MD&A. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These performance measures are used in the insurance industry and by management primarily to evaluate business volumes.

(4)
The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio) and combined ratio points (expressing a particular loss such as a catastrophe loss as a percentage of net premiums earned). All of the ratios described above are calculated from information disclosed in note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2020 and are used by management for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry.

(5)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or an individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or an individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms “total return swap expense" and "total return swap income" refer to the net dividends and interest paid and received respectively on the company's long and short equity total return swaps. Interest and dividends as presented in the consolidated statement of earnings includes total return swap expense or income.

(6)
The measures "pre-tax income (loss) before net gains (losses) on investments", "net realized gains on investments", "pre-tax income (loss) including net realized gains (losses) on investments" and "net change in unrealized gains (losses) on investments" are presented separately in this MD&A, consistent with the manner in which management reviews the results of the company's investment management strategies. The two measures "net realized gains on investments", and "net change in unrealized gains (losses) on investments" are performance measures derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the interim consolidated financial statements for the three months ended March 31, 2020, and their sum is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings.

(7)
In this MD&A "long equity exposures" and "short equity exposures" refer to long and short positions respectively, in equity and equity-related instruments held for investment purposes, and "net equity exposures and financial effects" refers to the company's long equity exposures net of its short equity exposures. "Long equity exposures" exclude the company’s insurance and reinsurance investments in associates, joint ventures and other equity and equity-related holdings which are considered long-term strategic holdings, and investment funds that are invested principally in fixed income securities. For details, see note 16 (Financial Risk Management, under the heading of "Market risk") to the interim consolidated financial statements for the three months ended March 31, 2020.

(8)
Ratios presented in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those ratios are used by the company to assess the amount of leverage employed in its operations. The company also presents an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's interim consolidated financial statements for the three months ended March 31, 2020 and are explained in note 16 (Financial Risk Management, under the heading of "Capital Management") thereto.

(9)
Book value per basic share (also referred to as book value per share or common shareholders' equity per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 11 (Total Equity, under the heading of "Common stock") respectively to the interim consolidated financial statements for the three months ended March 31, 2020.

(10)
References in this MD&A to the company's insurance and reinsurance operations do not include the company's run-off operations, consistent with the presentation in note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2020.

(11)
Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented for the insurance and reinsurance subsidiaries in this MD&A as management believes this amount to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This performance measure is calculated from amounts that comprise cash provided by (used in) operating activities in the consolidated statement of cash flows.

Business Developments
Acquisitions and Divestitures
For a description of these transactions, see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2020.
COVID-19
For a discussion of the impacts of the COVID-19 pandemic, see note 16 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2020.

Sources of Income

Income in the interim consolidated financial statements for the quarters ended March 31, 2020 and 2019 is shown in the table that follows.

	First quarter
	2020	2019
Net premiums earned - Insurance and Reinsurance
Northbridge	333.2	281.5
Odyssey Group	817.5	717.3
Crum & Forster	602.7	499.0
Zenith National	163.7	180.6
Brit	397.4	390.4
Allied World	603.1	564.8
Fairfax Asia	55.6	45.5
Other	286.7	244.0
	3,259.9	2,923.1
Run-off	127.9	599.5
	3,387.8	3,522.6
Interest and dividends	217.9	235.9
Share of profit (loss) of associates	(205.2)	122.3
Net gains (losses) on investments	(1,539.5)	723.9
Gain on deconsolidation of subsidiary	117.1	—
Other(1)	1,181.0	1,027.9
	3,159.1	5,632.6

(1)
Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe and its subsidiaries The Keg, Pickle Barrel, St-Hubert and Original Joe's, Thomas Cook India and its subsidiary Sterling Resorts, AGT (consolidated on April 17, 2019), Toys "R" Us Canada, and Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight. Also included is the revenue earned by Mosaic Capital, Boat Rocker, Dexterra, Praktiker, Sporting Life, Golf Town, Grivalia Properties (deconsolidated on May 17, 2019), Pethealth, Fairfax Africa and its subsidiary CIG (consolidated on January 4, 2019), Kitchen Stuff Plus, Rouge Media and William Ashley.

The decrease in income to $3,159.1 in the first quarter of 2020 from $5,632.6 in the first quarter of 2019 principally reflected net losses on investments in the first quarter of 2020 compared to net gains on investments in the first quarter of 2019, share of loss of associates in the first quarter of 2020 compared to share of profit of associates in the first quarter of 2019 and a decrease in net premiums earned, partially offset by an increase in other revenue and a gain on deconsolidation of subsidiary ($117.1). An analysis of interest and dividends, share of profit (loss) of associates and net gains (losses) on investments for the quarters ended March 31, 2020 and 2019 is provided in the Investments section of this MD&A.

The year-over-year increase in net premiums earned by the company’s insurance and reinsurance operations in the first quarter of 2020 reflected increases at Crum & Forster ($103.7, 20.8%), Odyssey Group ($100.2, 14.0%), Northbridge ($51.7, 18.4%, inclusive of the unfavourable effect of foreign currency translation), Insurance and Reinsurance – Other ($42.7, 17.5%), Allied World ($38.3, 6.8%), Fairfax Asia ($10.1, 22.2%) and Brit ($7.0, 1.8%), partially offset by a decrease at Zenith National ($16.9, 9.4%). Net premiums earned at Run-off in the first quarter of 2020 and 2019 principally reflected the impact of the first quarter 2020 reinsurance transaction and first quarter 2019 reinsurance transaction described in the Run-off section of this MD&A.
The increase in other revenue to $1,181.0 in the first quarter of 2020 from $1,027.9 in the first quarter of 2019 principally reflected the consolidation of AGT (on April 17, 2019), partially offset by the impact of COVID-19 at Restaurants and retail and Thomas Cook India, lower business volume at Fairfax India, and the deconsolidation of Grivalia Properties (on May 17, 2019). Refer to the Non-insurance companies section of this MD&A for further details.
In order to normalize the comparison of the first quarter of 2020 to the first quarter of 2019, the table which follows presents net premiums written by the company’s insurance and reinsurance operations, excluding net premiums written of companies acquired during 2019 (comprised of the acquisitions of ARX Insurance on February 14, 2019 and Universalna on November 6, 2019). The discussion of net premiums written that follows the table refers to the ‘‘as adjusted’’ results.

	First quarter - as adjusted			First quarter - as presented in the interim consolidated financial statements
Net premiums written - Insurance and Reinsurance	2020	2019	% change year-over-year	2020	2019	% change year-over-year
Northbridge	309.0	257.2	20.1%	309.0	257.2	20.1%
Odyssey Group	864.3	798.5	8.2%	864.3	798.5	8.2%
Crum & Forster	650.5	539.7	20.5%	650.5	539.7	20.5%
Zenith National	254.2	273.1	(6.9)%	254.2	273.1	(6.9)%
Brit	447.8	433.7	3.3%	447.8	433.7	3.3%
Allied World	801.4	727.7	10.1%	801.4	727.7	10.1%
Fairfax Asia	60.7	52.8	15.0%	60.7	52.8	15.0%
Other(1)	277.6	265.0	4.8%	312.0	277.5	12.4%
	3,665.5	3,347.7	9.5%	3,699.9	3,360.2	10.1%

(1)	Excludes net premiums written by ARX Insurance of $27.7 and $12.5 and by Universalna of $6.7 and nil in the first quarters of 2020 and 2019 respectively.

Northbridge’s net premiums written increased by 20.1% in the first quarter of 2020. In Canadian dollar terms, Northbridge’s net premiums written increased by 21.5%, primarily due to price increases across the group, strong retention of renewal business and growth in new business.

Odyssey Group's net premiums written increased by 8.2% in the first quarter of 2020, principally reflecting growth in North America (growth in U.S. property and U.S. casualty reinsurance), EuroAsia (growth in property and accident and health) and London Market (growth at Newline), partially offset by a decrease in U.S. Insurance (primarily reflecting a decrease in U.S. crop due to the timing of premium recognition).
Crum & Forster's net premiums written increased by 20.5% in the first quarter of 2020, principally reflecting strong price increases across the group and growth in accident and health, surety, credit and programs, and surplus and specialty lines of business.
Zenith National's net premiums written decreased by 6.9% in the first quarter of 2020, primarily reflecting price decreases due to continuing favourable loss trends.
Brit's net premiums written increased by 3.3% in the first quarter of 2020, primarily reflecting growth in core lines of business generated by increased contribution from underwriting initiatives launched in recent years (primarily related to Brit's U.S. operations) and price increases across most lines of business, partially offset by reductions in non-core lines of business through active portfolio management.
Allied World's net premiums written increased by 10.1% in the first quarter of 2020, primarily due to improved pricing and growth across both the insurance segment (primarily North American and Global Markets platforms relating to excess casualty, professional lines and general property) and the reinsurance segment (primarily related to casualty and professional liability treaty).
Fairfax Asia's net premiums written increased by 15.0% in the first quarter of 2020, principally reflecting increased business volume by Falcon on its 25% quota share reinsurance participation in the net underwriting result of First Capital’s insurance portfolio and higher premium retention at Falcon, partially offset by a decrease in gross premiums written at Pacific Insurance and AMAG Insurance (primarily automobile) and lower premium retention at AMAG Insurance.
Insurance and Reinsurance – Other's net premiums written increased by 4.8% in the first quarter of 2020, principally reflecting increases at Fairfax Latin America (primarily reflecting increases at Fairfax Brasil, partially offset by lower premium retention at Fairfax Latam), Bryte Insurance (reflecting increased gross premiums written, partially offset by the unfavourable impact of foreign currency translation) and Group Re.

Sources of Net Earnings

The table below presents the sources of the company's net earnings for the quarters ended March 31, 2020 and 2019 using amounts presented in note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2020, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. In that table, combined ratios and underwriting results for each of the insurance and reinsurance segments is shown separately. Operating income (loss) as presented for the insurance and reinsurance, Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company's investment management strategies.

	First quarter
Combined ratios - Insurance and Reinsurance	2020	2019
Northbridge	96.5%	99.8%
Odyssey Group	98.5%	94.3%
Crum & Forster	97.4%	97.8%
Zenith National	87.9%	78.3%
Brit	99.2%	97.0%
Allied World	94.3%	102.3%
Fairfax Asia	102.7%	98.8%
Other	97.4%	101.3%
Consolidated	96.8%	97.0%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	11.5	0.7
Odyssey Group	12.7	41.2
Crum & Forster	15.7	11.2
Zenith National	19.9	39.2
Brit	3.3	11.8
Allied World	34.1	(12.9)
Fairfax Asia	(1.5)	0.5
Other	7.4	(3.3)
Underwriting profit - insurance and reinsurance	103.1	88.4
Interest and dividends - insurance and reinsurance	159.4	170.4
Share of loss of associates - insurance and reinsurance	(36.9)	(12.1)
Operating income - insurance and reinsurance	225.6	246.7
Run-off (excluding net gains (losses) on investments)	(22.8)	(18.0)
Non-insurance companies reporting segment (excluding net gains (losses) on investments)	(34.0)	41.3
Interest expense	(115.7)	(111.6)
Corporate overhead and other	(252.1)	115.4
Gain on deconsolidation of subsidiary	117.1	—
Pre-tax income (loss) before net gains (losses) on investments	(81.9)	273.8
Net realized gains (losses) on investments	(57.3)	192.1
Pre-tax income (loss) including net realized gains (losses) on investments	(139.2)	465.9
Net change in unrealized gains (losses) on investments	(1,482.2)	531.8
Pre-tax income (loss)	(1,621.4)	997.7
Income taxes	232.3	(183.1)
Net earnings (loss)	(1,389.1)	814.6

Attributable to:
Shareholders of Fairfax	(1,259.3)	769.2
Non-controlling interests	(129.8)	45.4
	(1,389.1)	814.6

Net earnings (loss) per share	$(47.38)	$28.04
Net earnings (loss) per diluted share	$(47.38)	$26.98
Cash dividends paid per share	$10.00	$10.00

The company's insurance and reinsurance operations produced an underwriting profit of $103.1 (combined ratio of 96.8%) in the first quarter of 2020 compared to an underwriting profit of $88.4 (combined ratio of 97.0%) in the first quarter of 2019. The decrease in the combined ratio in the first quarter of 2020 compared to the first quarter of 2019 principally reflected higher net favourable prior year reserve development and a decrease in the underwriting expense ratio, partially offset by higher current period catastrophe losses and COVID-19 losses.

The following table presents the components of the company's combined ratios for the quarters ended March 31, 2020 and 2019:

	First quarter
	2020	2019
Underwriting profit - insurance and reinsurance	103.1	88.4

Loss & LAE - accident year	66.0%	63.8%
Commissions	17.4%	17.7%
Underwriting expense	16.4%	17.2%
Combined ratio - accident year	99.8%	98.7%
Net favourable reserve development	(3.0)%	(1.7)%
Combined ratio - calendar year	96.8%	97.0%

Net (favourable) adverse prior year reserve development for the quarters ended March 31, 2020 and 2019 was comprised as follows:

	First quarter
Insurance and Reinsurance	2020	2019
Northbridge	3.2	(23.3)
Odyssey Group	(42.3)	(35.9)
Crum & Forster	(1.2)	(0.7)
Zenith National	(27.6)	(37.0)
Brit	(14.4)	—
Allied World	—	54.8
Fairfax Asia	(4.7)	(5.0)
Other	(9.3)	(2.7)
	(96.3)	(49.8)

Current period catastrophe losses and COVID-19 losses for the quarters ended March 31, 2020 and 2019 were comprised as follows:

	First quarter
	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Attritional catastrophes	105.7	3.2		47.8	1.6
COVID-19	84.3	2.6		—	—
	190.0	5.8	points	47.8	1.6	points

(1)	Net of reinstatement premiums.
The commission expense ratio decreased to 17.4% in the first quarter of 2020 from 17.7% in the first quarter of 2019, primarily reflecting lower commission expense ratios at Allied World (changes in the mix of business written and increased ceding commission income (primarily relating to changes in North American casualty and property treaties)), Brit, Odyssey Group and Northbridge (primarily reflecting changes in the mix of business written).
The underwriting expense ratio decreased to 16.4% in the first quarter of 2020 from 17.2% in the first quarter of 2019, primarily reflecting lower underwriting expense ratios at Odyssey Group, Crum & Forster and Northbridge (principally reflecting increased net premiums earned relative to modest increases in underwriting expenses), partially offset by an increase at Brit (business initiatives including the consolidation of Ambridge Partners on April 18, 2019).
Underwriting expenses increased to $535.1 in the first quarter of 2020 from $502.7 in the first quarter of 2019, primarily reflecting increased business volumes at Crum & Forster, Northbridge, Brit and Odyssey Group, and the consolidation of ARX Insurance (on February 14, 2019), partially offset by decreased business volume at Zenith National. For further details refer to note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2020.
Operating expenses as presented in the consolidated statement of earnings increased to $655.5 in the first quarter of 2020 from $601.8 in the first quarter of 2019, primarily reflecting increases in underwriting expenses of the insurance and reinsurance operations (as described in the preceding paragraph) and Fairfax holding companies' corporate overhead (refer to the Corporate Overhead and Other section in this MD&A for further details).
Other expenses as presented in the consolidated statement of earnings increased to $1,273.3 in the first quarter of 2020 from $993.1 in the first quarter of 2019, primarily reflecting increased expenses at Recipe and the consolidation of AGT (on April 17, 2019), partially offset by decreased expenses at Restaurants and retail (other than at Recipe) and Thomas Cook India due to temporary closures related to COVID-19, and lower business volume at Fairfax India. Refer to the Non-insurance companies section of this MD&A for further details.
An analysis of interest and dividends, share of profit (loss) of associates and net gains (losses) on investments for the quarters ended March 31, 2020 and 2019 is provided in the Investments section of this MD&A.
The company reported net loss attributable to shareholders of Fairfax of $1,259.3 (net loss of $47.38 per basic and diluted share) in the first quarter of 2020 compared to net earnings attributable to shareholders of Fairfax of $769.2 (net earnings of $28.04 per basic share and $26.98 per diluted share) in the first quarter of 2019, principally reflecting net losses on investments in the first quarter of 2020 compared to net gains in the first quarter of 2019.

Net Earnings by Reporting Segment
The company's sources of net earnings by reporting segment are set out below for the quarters ended March 31, 2020 and 2019. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the company, primarily to Odyssey Group, Allied World and Group Re.
Quarter ended March 31, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	344.4	950.9	777.1	257.9	619.2	1,118.6	122.4	511.0	4,701.5	146.5	—	—	(72.3)	4,775.7
Net premiums written	309.0	864.3	650.5	254.2	447.8	801.4	60.7	312.0	3,699.9	146.5	—	—	—	3,846.4
Net premiums earned	333.2	817.5	602.7	163.7	397.4	603.1	55.6	286.7	3,259.9	127.9	—	—	—	3,387.8
Underwriting profit (loss)	11.5	12.7	15.7	19.9	3.3	34.1	(1.5)	7.4	103.1	(18.8)	—	—	—	84.3
Interest and dividends	16.6	42.3	23.6	5.9	18.6	34.6	5.9	11.9	159.4	9.1	54.5	16.1	(21.2)	217.9
Share of profit (loss) of associates	(8.6)	15.0	(21.0)	(12.8)	(13.1)	10.7	3.7	(10.8)	(36.9)	(13.1)	6.2	(161.4)	—	(205.2)
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	(94.7)	—	2.4	(92.3)
Operating income (loss)	19.5	70.0	18.3	13.0	8.8	79.4	8.1	8.5	225.6	(22.8)	(34.0)	(145.3)	(18.8)	4.7
Net losses on investments	(126.7)	(309.4)	(268.6)	(60.3)	(84.9)	(183.7)	(41.0)	(139.2)	(1,213.8)	(178.1)	(141.7)	(5.9)	—	(1,539.5)
Gain (loss) on sale of subsidiary	—	(30.5)	(25.8)	—	—	—	—	—	(56.3)	(9.0)	—	182.4	—	117.1
Interest expense	(0.3)	(1.9)	(1.3)	(1.0)	(4.7)	(7.3)	(0.1)	(0.5)	(17.1)	(1.7)	(46.2)	(50.6)	(0.1)	(115.7)
Corporate overhead and other	(1.2)	(0.8)	(4.6)	(2.0)	(2.3)	(18.3)	(2.8)	—	(32.0)	—	—	(74.9)	18.9	(88.0)
Pre-tax loss	(108.7)	(272.6)	(282.0)	(50.3)	(83.1)	(129.9)	(35.8)	(131.2)	(1,093.6)	(211.6)	(221.9)	(94.3)	—	(1,621.4)
Income taxes														232.3
Net loss														(1,389.1)

Attributable to:
Shareholders of Fairfax														(1,259.3)
Non-controlling interests														(129.8)
														(1,389.1)

Quarter ended March 31, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	285.1	877.2	639.2	276.5	586.7	979.6	113.4	446.7	4,204.4	591.7	—	—	(69.5)	4,726.6
Net premiums written	257.2	798.5	539.7	273.1	433.7	727.7	52.8	277.5	3,360.2	581.3	—	—	—	3,941.5
Net premiums earned	281.5	717.3	499.0	180.6	390.4	564.8	45.5	244.0	2,923.1	599.5	—	—	—	3,522.6
Underwriting profit (loss)	0.7	41.2	11.2	39.2	11.8	(12.9)	0.5	(3.3)	88.4	(25.4)	—	—	—	63.0
Interest and dividends	15.8	42.7	23.2	9.8	17.3	41.2	4.8	15.6	170.4	18.0	0.2	15.1	32.2	235.9
Share of profit (loss) of associates	(2.7)	34.1	(13.3)	(9.8)	(9.4)	(5.5)	1.0	(6.5)	(12.1)	(10.6)	8.6	136.4	—	122.3
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	32.5	—	2.3	34.8
Operating income (loss)	13.8	118.0	21.1	39.2	19.7	22.8	6.3	5.8	246.7	(18.0)	41.3	151.5	34.5	456.0
Net gains (losses) on investments	(7.5)	135.8	110.3	7.7	33.7	90.3	111.2	38.9	520.4	118.0	36.6	48.9	—	723.9
Interest expense	(0.3)	(2.0)	(1.4)	(1.0)	(4.1)	(7.3)	(0.1)	(0.3)	(16.5)	(1.9)	(40.5)	(52.7)	—	(111.6)
Corporate overhead and other	(1.4)	(4.8)	(4.7)	(2.0)	(2.3)	(17.2)	(3.0)	(1.1)	(36.5)	—	—	0.4	(34.5)	(70.6)
Pre-tax income	4.6	247.0	125.3	43.9	47.0	88.6	114.4	43.3	714.1	98.1	37.4	148.1	—	997.7
Income taxes														(183.1)
Net earnings														814.6

Attributable to:
Shareholders of Fairfax														769.2
Non-controlling interests														45.4
														814.6

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of the company's insurance and reinsurance, Run-off and Non-insurance companies reporting segments for the quarters ended March 31, 2020 and 2019.

Northbridge

	Cdn$
	First quarter		First quarter
	2020	2019	2020	2019
Underwriting profit	15.5	0.9	11.5	0.7

Loss & LAE - accident year	63.4%	74.6%	63.4%	74.6%
Commissions	16.4%	17.1%	16.4%	17.1%
Underwriting expenses	15.7%	16.4%	15.7%	16.4%
Combined ratio - accident year	95.5%	108.1%	95.5%	108.1%
Net (favourable) adverse reserve development	1.0%	(8.3)%	1.0%	(8.3)%
Combined ratio - calendar year	96.5%	99.8%	96.5%	99.8%

Gross premiums written	463.0	379.0	344.4	285.1
Net premiums written	415.4	342.0	309.0	257.2
Net premiums earned	448.0	374.2	333.2	281.5
Underwriting profit	15.5	0.9	11.5	0.7
Interest and dividends	22.3	21.0	16.6	15.8
Share of loss of associates	(11.6)	(3.6)	(8.6)	(2.7)
Operating income	26.2	18.3	19.5	13.8
The Canadian dollar weakened relative to the U.S. dollar (measured using average foreign exchange rates) by 1.1% in the first quarter of 2020 compared to the first quarter of 2019. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
Northbridge reported an underwriting profit of Cdn$15.5 ($11.5) and a combined ratio of 96.5% in the first quarter of 2020 compared to an underwriting profit of Cdn$0.9 ($0.7) and a combined ratio of 99.8% in the first quarter of 2019. The increase in underwriting profit in the first quarter of 2020 principally reflected lower non-catastrophe loss experience related to the current accident year (reflecting improvements across most lines of business), partially offset by net adverse prior year reserve development in the first quarter of 2020 compared to net favourable prior year reserve development in the first quarter of 2019.
Net adverse prior year reserve development in the first quarter of 2020 of Cdn$4.3 ($3.2; 1.0 combined ratio point) reflected Northbridge's share of adverse emergence from the Canadian automobile insurance industry's Facility Association. Net favourable prior year reserve development in the first quarter of 2019 of Cdn$31.0 ($23.3; 8.3 combined ratio points) principally reflected better than expected emergence across all major lines of business and mostly related to accident years 2013 to 2017. The underwriting results in the first quarter of 2020 included nominal current period catastrophe losses. The underwriting results in the first quarter of 2019 included Cdn$7.8 ($5.8; 2.1 combined ratio points) of current period catastrophe losses principally related to several winter storms in Quebec.
Gross premiums written increased by 22.2% in the first quarter of 2020, reflecting price increases across the group, strong retention of renewal business and growth in new business. Net premiums written increased by 21.5% in the first quarter of 2020, consistent with the growth in gross premiums written. Net premiums earned increased by 19.7% in the first quarter of 2020, primarily reflecting the growth in net premiums written during 2019.
Interest and dividends increased to Cdn$22.3 ($16.6) in the first quarter of 2020 from Cdn$21.0 ($15.8) in the first quarter of 2019, principally reflecting higher interest income earned on short term investments and bonds, partially offset by lower dividend income earned on common stocks and preferred stocks.
Share of loss of associates of Cdn$11.6 ($8.6) in the first quarter of 2020 primarily reflected a non-cash impairment charge on Resolute.
Cash used in operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) decreased to Cdn$17.3 ($12.9) in the first quarter of 2020 from Cdn$23.5 ($17.7) in the first quarter of 2019, primarily reflecting higher net premium collections, partially offset by higher net paid claims.

Odyssey Group(1)

	First quarter
	2020	2019
Underwriting profit	12.7	41.2

Loss & LAE - accident year	73.5%	67.2%
Commissions	20.6%	21.8%
Underwriting expenses	9.6%	10.3%
Combined ratio - accident year	103.7%	99.3%
Net favourable reserve development	(5.2)%	(5.0)%
Combined ratio - calendar year	98.5%	94.3%

Gross premiums written	950.9	877.2
Net premiums written	864.3	798.5
Net premiums earned	817.5	717.3
Underwriting profit	12.7	41.2
Interest and dividends	42.3	42.7
Share of profit of associates	15.0	34.1
Operating income	70.0	118.0

(1)
These results differ from those published by Odyssey Group primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of Odyssey Group in 2009.

Odyssey Group reported an underwriting profit of $12.7 and a combined ratio of 98.5% in the first quarter of 2020 compared to an underwriting profit of $41.2 and a combined ratio of 94.3% in the first quarter of 2019. The decrease in underwriting profit in the first quarter of 2020 principally reflected an increase in extraordinary losses primarily related to COVID-19 and an increase in current period catastrophe losses (as set out in the table below), partially offset by a decreased commission expense ratio and increased net favourable prior year reserve development.

	First quarter
	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Attritional catastrophes	52.2	6.4		35.8	5.0
COVID-19	50.0	6.1		—	—
	102.2	12.5	points	35.8	5.0	points

(1)	Net of reinstatement premiums.

Net favourable prior year reserve development increased to $42.3 (5.2 combined ratio points) in the first quarter of 2020 from $35.9 (5.0 combined ratio points) in the first quarter of 2019. Net favourable prior year reserve development in the first quarter of 2020 primarily reflected better than expected emergence in U.S Insurance (primarily liability and health care lines of business) and on reinsurance property catastrophe loss reserves. Net favourable prior year reserve development in the first quarter of 2019 primarily reflected better than expected emergence related to casualty and property catastrophe loss experience.
Gross premiums written and net premiums written increased by 8.4% and 8.2% in the first quarter of 2020, principally reflecting growth in North America (growth in U.S. property and U.S. casualty reinsurance), EuroAsia (growth in property and accident and health) and London Market (growth at Newline), partially offset by a decrease in U.S. Insurance (primarily reflecting a decrease in U.S. crop due to the timing of premium recognition). Net premiums earned in the first quarter of 2020 increased by 14.0% consistent with the growth in net premiums written during 2019.
The commission expense ratio decreased to 20.6% in the first quarter of 2020 from 21.8% in the first quarter of 2019, primarily reflecting changes in the mix of business written.
Interest and dividends decreased modestly to $42.3 in the first quarter of 2020 from $42.7 in the first quarter of 2019, primarily reflecting reduced dividend income on common stocks and lower interest income earned primarily on reduced holdings of U.S. government bonds, partially offset by higher interest income earned on increased holdings of short term investments and higher rental income earned on investment property.
Share of profit of associates in the first quarter of 2020 of $15.0 primarily reflected share of profit of Atlas, partially offset by a non-cash impairment charge on Astarta. Share of profit of associates in the first quarter of 2019 of $34.1 primarily reflected unrealized appreciation of investment properties at KWF LPs.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $163.6 in the first quarter of 2020 from $91.3 in the first quarter of 2019, primarily as a result of increased net premium collections, partially offset by higher net payments on prior year losses.

Crum & Forster

	First quarter
	2020	2019
Underwriting profit	15.7	11.2

Loss & LAE - accident year	62.3%	63.4%
Commissions	17.0%	15.1%
Underwriting expenses	18.3%	19.4%
Combined ratio - accident year	97.6%	97.9%
Net favourable reserve development	(0.2)%	(0.1)%
Combined ratio - calendar year	97.4%	97.8%

Gross premiums written	777.1	639.2
Net premiums written	650.5	539.7
Net premiums earned	602.7	499.0
Underwriting profit	15.7	11.2
Interest and dividends	23.6	23.2
Share of loss of associates	(21.0)	(13.3)
Operating income	18.3	21.1
Crum & Forster reported an underwriting profit of $15.7 and a combined ratio of 97.4% in the first quarter of 2020 compared to an underwriting profit of $11.2 and a combined ratio of 97.8% in the first quarter of 2019. The increase in underwriting profit in the first quarter of 2020 principally reflected increased business volumes, partially offset by increased commission expense. Net favourable prior year reserve development was nominal in the first quarters of 2020 and 2019. Underwriting profit in the first quarters of 2020 and 2019 included $11.5 (1.9 combined ratio points) and $4.5 (0.9 of a combined ratio point) of attritional current period catastrophe losses (net of reinstatement premiums).

Gross premiums written increased by 21.6% in the first quarter of 2020, principally reflecting strong price increases across the group and growth in accident and health, surety, credit and programs, and surplus and specialty lines of business. Net premiums written increased by 20.5% in the first quarter of 2020, consistent with the growth in gross premiums written. Net premiums earned increased by 20.8% in the first quarter of 2020, primarily reflecting the growth in net premiums written during 2019.
The commission expense ratio increased to 17.0% in the first quarter of 2020 from 15.1% in the first quarter of 2019 reflecting growth in the accident and health specialty business unit's student book and property catastrophe programs which attract higher commissions.
Interest and dividends increased modestly to $23.6 in the first quarter of 2020 from $23.2 in the first quarter of 2019, primarily reflecting higher interest income earned on increased holdings of high quality U.S. corporate bonds and short term investments, partially offset by reduced dividend income related to non-recurring dividends in 2019 and reduced interest income earned on reduced holdings of U.S. municipal bonds. Share of loss of associates of $21.0 in the first quarter of 2020 primarily reflected non-cash impairment charges on Resolute and Astarta. Share of loss of associates of $13.3 in the first quarter of 2019 primarily reflected share of loss of APR Energy.
Cash used in operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) decreased to $4.1 in the first quarter of 2020 from $14.2 in the first quarter of 2019, primarily due to increased net premium collections.

Zenith National(1)

	First quarter
	2020	2019
Underwriting profit	19.9	39.2

Loss & LAE - accident year	64.1%	59.1%
Commissions	11.5%	11.0%
Underwriting expenses	29.1%	28.7%
Combined ratio - accident year	104.7%	98.8%
Net favourable reserve development	(16.8)%	(20.5)%
Combined ratio - calendar year	87.9%	78.3%

Gross premiums written	257.9	276.5
Net premiums written	254.2	273.1
Net premiums earned	163.7	180.6
Underwriting profit	19.9	39.2
Interest and dividends	5.9	9.8
Share of loss of associates	(12.8)	(9.8)
Operating income	13.0	39.2

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $19.9 and a combined ratio of 87.9% in the first quarter of 2020 compared to an underwriting profit of $39.2 and a combined ratio of 78.3% in the first quarter of 2019. The decrease in underwriting profit in the first quarter of 2020 principally reflected price decreases and a reduction in net favourable prior year reserve development.
Net favourable prior year reserve development of $27.6 (16.8 combined ratio points) in the first quarter of 2020 principally reflected net favourable emergence related to accident years 2016 through 2019. Net favourable prior year reserve development of $37.0 (20.5 combined ratio points) in the first quarter of 2019 principally reflected net favourable emergence related to accident years 2013 through 2018.
Gross premiums written decreased by 6.7% in the first quarter of 2020, primarily reflecting price decreases due to continuing favourable loss trends. Net premiums written decreased by 6.9% in the first quarter of 2020, consistent with the decrease in gross premiums written. Net premiums earned decreased by 9.4% in the first quarter of 2020, primarily reflecting price decreases.
Interest and dividends decreased to $5.9 in the first quarter of 2020 from $9.8 in the first quarter of 2019, primarily reflecting lower dividends on common stocks and lower interest income on decreased holdings of U.S. corporate bonds and U.S. municipal bonds. Share of loss of associates of $12.8 in the first quarter of 2020 primarily reflected share of loss of Resolute and a non-cash impairment charge on Astarta. Share of loss of associates in the first quarter of 2019 of $9.8 primarily reflected share of loss of APR Energy.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $16.1 in the first quarter of 2020 from $15.6 in the first quarter of 2019, primarily reflecting decreased net claims paid, partially offset by reduced net premium collections.

Brit

	First quarter
	2020	2019
Underwriting profit	3.3	11.8

Loss & LAE - accident year	59.9%	54.1%
Commissions	25.9%	27.3%
Underwriting expenses	17.0%	15.6%
Combined ratio - accident year	102.8%	97.0%
Net favourable reserve development	(3.6)%	—
Combined ratio - calendar year	99.2%	97.0%

Gross premiums written	619.2	586.7
Net premiums written	447.8	433.7
Net premiums earned	397.4	390.4
Underwriting profit	3.3	11.8
Interest and dividends	18.6	17.3
Share of loss of associates	(13.1)	(9.4)
Operating income	8.8	19.7

Brit reported an underwriting profit of $3.3 and a combined ratio of 99.2% in the first quarter of 2020 compared to an underwriting profit of $11.8 and a combined ratio of 97.0% in the first quarter of 2019. The decrease in underwriting profit in the first quarter of 2020 principally reflected losses related to COVID-19 and an increase in current period catastrophe losses (as set out in the table below), partially offset by net favourable prior year reserve development and a decrease in the attritional loss ratio.

	First quarter
	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Attritional catastrophes	12.1	3.0		1.2	0.3
COVID-19	24.5	6.2		—	—
	36.6	9.2	points	1.2	0.3	points

(1)	Net of reinstatement premiums.

Net favourable prior year reserve development of $14.4 (3.6 combined ratio points) in the first quarter of 2020 primarily reflected better than expected claims experience primarily in property liability, marine liability and a number of classes written by Brit’s U.S. operations.
Gross premiums written increased by 5.5% in the first quarter of 2020 reflecting growth in core lines of business generated by increased contribution from underwriting initiatives launched in recent years (primarily related to Brit's U.S. operations) and price increases across most lines of business, partially offset by reductions in non-core lines of business through active portfolio management. Net premiums written increased by 3.3% in the first quarter of 2020 consistent with the growth in gross premiums written. Net premiums earned increased by 1.8% in the first quarter of 2020 primarily reflecting growth in net premiums written in 2019.
The commission expense ratio decreased to 25.9% in the first quarter of 2020 from 27.3% in the first quarter of 2019 reflecting changes in the mix of business written.
The underwriting expense ratio increased to 17.0% in the first quarter of 2020 from 15.6% in the first quarter of 2019 reflecting business initiatives including the consolidation of Ambridge Partners on April 18, 2019.
Interest and dividends increased to $18.6 in the first quarter of 2020 from $17.3 in the first quarter of 2019 principally reflecting higher interest income earned on increased holdings of short term investments, partially offset by decreased holdings of U.S treasury bonds. Share of loss of associates of $13.1 in the first quarter of 2020 primarily reflected non-cash impairment charges on Resolute and Astarta. Share of loss of associates of $9.4 in the first quarter of 2019 primarily reflected share of loss of APR Energy.
Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $13.5 in the first quarter of 2020 compared to cash provided by operating activities of $1.4 in the first quarter of 2019, reflected increases in net paid losses and general operating expenses.
Subsequent to March 31, 2020, on April 9, 2020 Brit paid a dividend of $20.6 to its minority shareholder (OMERS).

Allied World(1)

	First quarter
	2020	2019
Underwriting profit (loss)	34.1	(12.9)

Loss & LAE - accident year	67.7%	63.3%
Commissions	9.6%	11.4%
Underwriting expenses	17.0%	17.9%
Combined ratio - accident year	94.3%	92.6%
Net adverse reserve development	—	9.7%
Combined ratio - calendar year	94.3%	102.3%

Gross premiums written	1,118.6	979.6
Net premiums written	801.4	727.7
Net premiums earned	603.1	564.8
Underwriting profit (loss)	34.1	(12.9)
Interest and dividends	34.6	41.2
Share of profit (loss) of associates	10.7	(5.5)
Operating income	79.4	22.8

(1)	These results differ from those published by Allied World primarily due to differences between IFRS and U.S. GAAP, and acquisition accounting adjustments.

Allied World reported an underwriting profit of $34.1 and a combined ratio of 94.3% in the first quarter of 2020 compared to an underwriting loss of $12.9 and a combined ratio of 102.3% in the first quarter of 2019. The increase in underwriting profit in the first quarter of 2020 principally reflected the absence of net prior year reserve development compared to net adverse prior year reserve development in the first quarter of 2019, partially offset by current period catastrophe losses (primarily the Australian bushfires and Nashville tornadoes).

Gross premiums written increased by 14.2% in the first quarter of 2020, primarily due to improved pricing and growth across both the insurance segment (primarily North American and Global Markets platforms relating to excess casualty, professional lines and general property) and the reinsurance segment (primarily related to casualty and professional liability treaty). Net premiums written increased by 10.1% in the first quarter of 2020 consistent with the growth in gross premiums written, partially offset by decreased premium retention (primarily driven by increased reinsurance purchased in the Insurance segment during 2019). Net premiums earned increased by 6.8% in the first quarter of 2020 primarily reflecting the increase in net premiums written during 2019.

The commission expense ratio decreased to 9.6% in the first quarter of 2020 from 11.4% in the first quarter of 2019 primarily reflecting changes in the mix of business written and increased ceding commission income (primarily relating to changes in North American casualty and property treaties).

Interest and dividends decreased to $34.6 in the first quarter of 2020 from $41.2 in the first quarter of 2019 principally reflecting lower interest income earned on decreased holdings of U.S treasury bonds and lower dividend income earned on preferred and common stocks, partially offset by higher interest income earned on increased holdings of short term investments. Share of profit of associates of $10.7 in the first quarter of 2020 primarily reflected share of profit of Atlas. Share of loss of associates of $5.5 in the first quarter of 2019 primarily reflected share of loss of APR Energy.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $386.4 in the first quarter of 2020 from $140.9 in the first quarter of 2019, primarily reflecting increased net premium collections, lower net paid losses and increased collections related to certain collateralized property catastrophe reinsurance contracts.

Subsequent to March 31, 2020, on April 30, 2020 Allied World paid a dividend of $126.4 to its minority shareholders (OMERS, AIMCo and others).

Fairfax Asia

	First quarter
	2020	2019
Underwriting profit (loss)	(1.5)	0.5

Loss & LAE - accident year	69.6%	67.7%
Commissions	15.0%	11.3%
Underwriting expenses	26.6%	30.9%
Combined ratio - accident year	111.2%	109.9%
Net favourable reserve development	(8.5)%	(11.1)%
Combined ratio - calendar year	102.7%	98.8%

Gross premiums written	122.4	113.4
Net premiums written	60.7	52.8
Net premiums earned	55.6	45.5
Underwriting profit (loss)	(1.5)	0.5
Interest and dividends	5.9	4.8
Share of profit of associates	3.7	1.0
Operating income	8.1	6.3
Fairfax Asia reported an underwriting loss of $1.5 and a combined ratio of 102.7% in the first quarter of 2020 compared to an underwriting profit of $0.5 and a combined ratio of 98.8% in the first quarter of 2019. The companies comprising Fairfax Asia produced combined ratios as set out in the following table:

	First quarter
	2020	2019
Falcon	99.0%	99.3%
Pacific Insurance	113.8%	99.7%
AMAG Insurance	95.3%	92.8%
Fairfirst Insurance	97.4%	99.7%
Underwriting results in the first quarter of 2020 and 2019 included net favourable prior year reserve development of $4.7 and $5.0 (8.5 and 11.1 combined ratio points), primarily related to automobile, marine and property loss reserves.
Gross premiums written increased by 7.9% in the first quarter of 2020, principally reflecting increased business volume by Falcon on its 25% quota share reinsurance participation in the net underwriting result of First Capital’s insurance portfolio, partially offset by a decrease in gross premiums written at Pacific Insurance and AMAG Insurance (primarily automobile). Net premiums written increased by 15.0% in the first quarter of 2020 reflecting the growth in gross premiums written and higher premium retention at Falcon, partially offset by lower premium retention at AMAG Insurance. Net premiums earned increased by 22.2% in the first quarter of 2020 reflecting the growth in net premiums written in 2019.
The commission expense ratio increased to 15.0% in the first quarter of 2020 from 11.3% in the first quarter of 2019, primarily reflecting higher commission expense in the automobile line of business relating to sliding scale and profit commission, partially offset by increased reinsurance commissions earned.
Interest and dividends increased to $5.9 in the first quarter of 2020 from $4.8 in the first quarter of 2019, primarily reflecting increased dividend income on common stocks and higher interest income earned on increased holdings of short term investments, partially offset by decreased interest income earned on decreased holdings of cash and cash equivalents. Share of profit of associates of $3.7 in the first quarter of 2020 principally reflected share of profit of Digit.

Insurance and Reinsurance - Other

	First quarter
	2020
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit	1.6	0.4	1.5	3.9	—	7.4

Loss & LAE - accident year	76.4%	69.0%	57.1%	48.8%	—	60.8%
Commissions	23.9%	15.4%	11.0%	23.7%	—	18.3%
Underwriting expenses	3.0%	17.7%	37.2%	21.4%	—	21.5%
Combined ratio - accident year	103.3%	102.1%	105.3%	93.9%	—	100.6%
Net (favourable) adverse reserve development	(6.7)%	(2.6)%	(7.2)%	1.7%	—	(3.2)%
Combined ratio - calendar year	96.6%	99.5%	98.1%	95.6%	—	97.4%

Gross premiums written	55.4	90.7	233.3	131.8	(0.2)	511.0
Net premiums written	44.5	64.1	82.7	120.7	—	312.0
Net premiums earned	51.4	68.9	77.1	89.3	—	286.7
Underwriting profit	1.6	0.4	1.5	3.9	—	7.4
Interest and dividends	1.0	3.4	4.5	3.0	—	11.9
Share of loss of associates	(9.3)	(0.5)	—	(1.0)	—	(10.8)
Operating income (loss)	(6.7)	3.3	6.0	5.9	—	8.5

	First quarter
	2019
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	3.1	(3.8)	(4.1)	1.5	—	(3.3)

Loss & LAE - accident year	70.9%	68.8%	56.2%	54.8%	—	61.8%
Commissions	24.0%	18.0%	8.8%	20.0%	—	16.8%
Underwriting expenses	4.2%	19.2%	39.6%	23.9%	—	23.8%
Combined ratio - accident year	99.1%	106.0%	104.6%	98.7%	—	102.4%
Net (favourable) adverse reserve development	(6.4)%	(0.3)%	1.0%	(1.0)%	—	(1.1)%
Combined ratio - calendar year	92.7%	105.7%	105.6%	97.7%	—	101.3%

Gross premiums written	47.5	86.6	209.3	103.3	—	446.7
Net premiums written	40.0	62.4	81.1	94.0	—	277.5
Net premiums earned	41.8	66.0	72.6	63.6	—	244.0
Underwriting profit (loss)	3.1	(3.8)	(4.1)	1.5	—	(3.3)
Interest and dividends	0.5	3.7	9.6	1.8	—	15.6
Share of loss of associates	(6.0)	—	—	(0.5)	—	(6.5)
Operating income (loss)	(2.4)	(0.1)	5.5	2.8	—	5.8

Group Re primarily constitutes the participation of the company's Barbados based reinsurance subsidiaries CRC Re, Wentworth and Connemara (established in 2019) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business.
Bryte Insurance is an established property and casualty insurer in South Africa and Botswana.
Fairfax Latin America is comprised of Fairfax Brasil and Fairfax Latam, which writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina and Uruguay.
Fairfax Central and Eastern Europe (‘‘Fairfax CEE’’) is comprised of Colonnade Insurance, Polish Re and Fairfax Ukraine (established in 2019). Colonnade Insurance writes general insurance through its Ukrainian insurance company and through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania. Fairfax Ukraine, comprised of ARX Insurance and Universalna (both acquired in 2019), primarily writes property and casualty insurance in Ukraine.

The Insurance and Reinsurance – Other segment reported an underwriting profit of $7.4 and a combined ratio of 97.4% in the first quarter of 2020 compared to an underwriting loss of $3.3 and a combined ratio of 101.3% in the first quarter of 2019. The underwriting results in the first quarter of 2020 included net favourable prior year reserve development of $9.3 (3.2 combined ratio points), principally reflecting net favourable prior year reserve development at Fairfax Latin America, Group Re and Bryte Insurance, partially offset by net adverse prior year reserve development at Fairfax CEE (net adverse prior year development at Polish Re primarily related to motor third party liability loss reserve, partially offset by net favourable prior year reserve development at Colonnade and Fairfax Ukraine). The underwriting results in the first quarter of 2019 included net favourable prior year reserve development of $2.7 (1.1 combined ratio points), principally reflecting net favourable prior year reserve development at Group Re and Colonnade Insurance, partially offset by net adverse prior year reserve development at Polish Re (primarily related to property and motor third party liability loss reserves).

The underwriting expense ratio decreased to 21.5% in the first quarter of 2020 from 23.8% in the first quarter of 2019, principally reflecting improvements at Fairfax Latin America and Fairfax CEE.

Excluding the impact of the acquisitions of ARX Insurance and Universalna at Fairfax CEE during 2019, normalized gross premiums written, net premiums written and net premiums earned in the first quarter of 2020 and 2019 were as set out in the following table:

	Quarter ended March 31,
	2020			2019
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and Reinsurance - Other - as reported	511.0	312.0	286.7	446.7	277.5	244.0
ARX Insurance	(29.0)	(27.7)	(24.8)	(12.9)	(12.5)	(12.0)
Universalna	(8.1)	(6.7)	(7.3)	—	—	—
Insurance and Reinsurance - Other - as adjusted	473.9	277.6	254.6	433.8	265.0	232.0
Percentage change (year-over-year)	9.2%	4.8%	9.7%
In the table above, gross premiums written increased by 9.2% in the first quarter of 2020, principally reflecting increases at Fairfax Latin America, Bryte Insurance (reflecting increased gross premiums written, partially offset by the unfavourable impact of foreign currency translation) and Group Re. Net premiums written increased by 4.8% in the first quarter of 2020, primarily reflecting the factors that affected gross premiums written, partially offset by lower premium retention at Fairfax Latam. Net premiums earned increased by 9.7% in the first quarter of 2020, consistent with the factors that affected net premiums written.
Interest and dividends decreased to $11.9 in the first quarter of 2020 from $15.6 in the first quarter of 2019, primarily reflecting lower interest income earned on lower holdings of U.S treasury bonds. Share of loss of associates of $10.8 in the first quarter of 2020 primarily reflected share of loss of Farmers Edge and Resolute, and a non-cash impairment charge of $2.8 on Resolute, partially offset by share of profit of Atlas. Share of loss of associates of $6.5 in the first quarter of 2019 primarily reflected share of loss of APR Energy.

Run-off

	First quarter
	2020			2019
	First quarter 2020 transactions(1)(2)	Other(3)	Total Run-off	First quarter 2019 reinsurance transaction(4)	Other(5)	Total Run-off
Gross premiums written	146.5	—	146.5	561.5	30.2	591.7
Net premiums written	146.5	—	146.5	561.5	19.8	581.3
Net premiums earned	125.6	2.3	127.9	561.5	38.0	599.5
Losses on claims, net	(124.7)	2.2	(122.5)	(556.8)	(27.5)	(584.3)
Operating expenses	8.7	(32.9)	(24.2)	—	(40.6)	(40.6)
Interest and dividends	—	9.1	9.1	—	18.0	18.0
Share of loss of associates	—	(13.1)	(13.1)	—	(10.6)	(10.6)
Operating profit (loss)	9.6	(32.4)	(22.8)	4.7	(22.7)	(18.0)

(1)
Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards ("APH") exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended (the "first quarter 2020 Part VII transfer"). Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.7 for cash consideration of $143.3.

(2)
Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior (the "first quarter 2020 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of $146.5.

(3)	Run-off excluding the first quarter 2020 Part VII transfer and first quarter 2020 reinsurance transaction referenced in footnote (1) and (2).

(4)
Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior (the "first quarter 2019 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.

(5)	Run-off excluding the first quarter 2019 reinsurance transaction referenced in footnote (4).

On March 31, 2020 the company contributed its wholly owned European run-off group ("European Run-off") to RiverStone (Barbados) Ltd. (“RiverStone Barbados”), a newly created joint venture entity, for cash proceeds of $599.5 and a 60.0% equity interest in RiverStone Barbados with a fair value of $605.0. OMERS, the pension plan for municipal employees in the province of Ontario, jointly manages RiverStone Barbados and had contemporaneously subscribed for a 40.0% equity interest for cash consideration of $599.5, based on the fair value of European Run-off at December 31, 2019 pursuant to the subscription agreement entered into on December 20, 2019. At the closing date the company deconsolidated the assets and liabilities of European Run-off from assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet respectively, and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados. The company recorded a pre-tax gain on deconsolidation of subsidiary of $117.1 in the consolidated statement of earnings, comprised of a gain of $243.4 on the disposal of 40.0% of European Run-off, a gain of $35.6 on remeasurement to fair value at the closing date of the 60.0% of European Run-off retained, and foreign currency translation losses of $161.9 that were reclassified from accumulated other comprehensive income to the consolidated statement of earnings. The company has the option to purchase OMERS' interest in RiverStone Barbados at certain dates commencing in 2023.

References to the first quarter of 2020 and 2019 throughout the remainder of this section exclude the impact of the first quarter 2020 Part VII transfer, the first quarter 2020 reinsurance transaction and the first quarter 2019 reinsurance transaction referenced in footnotes (1), (2) and (4) above.

Run-off reported an operating loss of $32.4 in the first quarter of 2020 compared to an operating loss of $22.7 in the first quarter of 2019. Net premiums earned of $2.3 and $38.0 in the first quarter of 2020 and 2019 principally reflected the run-off of Advent's unearned premium reserve. Losses on claims, net of income of $2.2 in the first quarter of 2020 principally reflected net favourable prior year reserve development at U.S. Run-off. Losses on claims, net of $27.5 in the first quarter of 2019 principally reflected the losses on claims of $24.9 associated with the run-off of Advent's unearned premium reserve. Operating expenses decreased to $32.9 in the first quarter of 2020 from $40.6 in the first quarter of 2019, primarily reflecting decreased commission expense as a result of the run-off of Advent's unearned premium reserve.
Interest and dividends decreased to $9.1 in the first quarter of 2020 from $18.0 in the first quarter of 2019, primarily reflecting decreases in interest income earned on bonds and dividend income.
Share of loss of associates of $13.1 in the first quarter of 2020 primarily reflected a non-cash impairment charge and share of loss related to Resolute and share of loss of APR Energy, partially offset by share of profit of Atlas. Share of loss of associates of $10.6 in the first quarter of 2019 primarily reflected share of loss of APR Energy and Thai Re.

Non-insurance companies

	First quarter
	2020
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	385.8	84.3	160.7	550.2	1,181.0
Expenses	(473.1)	(74.3)	(170.3)	(558.0)	(1,275.7)
Pre-tax income (loss) before interest expense and other	(87.3)	10.0	(9.6)	(7.8)	(94.7)
Interest and dividends	2.0	48.9	—	3.6	54.5
Share of profit (loss) of associates	0.1	7.0	(2.6)	1.7	6.2
Net gains (losses) on investments	(21.7)	(83.5)	1.0	(37.5)	(141.7)
Pre-tax loss before interest expense	(106.9)	(17.6)	(11.2)	(40.0)	(175.7)

	First quarter
	2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	448.8	113.1	215.0	251.0	1,027.9
Expenses	(441.4)	(95.3)	(217.0)	(241.7)	(995.4)
Pre-tax income (loss) before interest expense and other	7.4	17.8	(2.0)	9.3	32.5
Interest and dividends	2.1	(5.3)	—	3.4	0.2
Share of profit (loss) of associates	(0.2)	12.5	(0.3)	(3.4)	8.6
Net gains on investments	6.8	24.2	0.2	5.4	36.6
Pre-tax income (loss) before interest expense	16.1	49.2	(2.1)	14.7	77.9

(1)	Comprised primarily of Recipe and its subsidiaries The Keg, St-Hubert, Pickle Barrel and Original Joe's, Toys "R" Us Canada, Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS. Interest and dividends of Fairfax India included the reversal of a performance fee accrual of $47.1 in the first quarter of 2020 (2019 - nil).

(3)
Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.

(4)
Comprised primarily of AGT (consolidated on April 17, 2019), Dexterra, Grivalia Properties (deconsolidated on May 17, 2019), Mosaic Capital, Pethealth, Boat Rocker, Fairfax Africa and its subsidiary CIG (consolidated on January 4, 2019), and Rouge Media.

(5)	Amounts as presented in note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2020.

Restaurants and retail
The decrease in the revenue of Restaurants and retail in the first quarter of 2020 primarily reflected lower business volume at Recipe, Toys "R" Us Canada, Praktiker and Sporting Life resulting from the impact of COVID-19. The increase in the expenses of Restaurants and retail in the first quarter of 2020 primarily reflected non-cash impairment charges on right of use assets and finance lease receivables related to Recipe's previously announced restaurant portfolio restructuring, partially offset by decreased operating expenses at Toys "R" Us Canada, Praktiker and Sporting Life resulting from the impact of COVID-19.
The net loss on investments in the first quarter of 2020 primarily reflected net losses on The Keg's investment in units of The Keg Royalties Income Fund. The net gains on investments in the first quarter of 2019 primarily reflected increases in the number of trust units and unit value of The Keg's investment in The Keg Rights Limited Partnership.
Fairfax India
The decrease in revenue and expenses in the first quarter of 2020 primarily reflected lower business volume at NCML and Fairchem, partially offset by growth in business volume at Saurashtra Freight.

Interest and dividends in the first quarter of 2020 included the reversal of a performance fee accrual of $47.1.

The decrease in share of profit of associates in the first quarter of 2020 primarily reflected lower share of profit at Bangalore Airport and CSB Bank, partially offset by higher share of profit at Seven Islands and IIFL Securities.

Net losses on investments of $83.5 in the first quarter of 2020 compared to net gains on investments of $24.2 in the first quarter of 2019 primarily reflected net losses on common stocks and foreign exchange losses on Fairfax India's U.S. dollar borrowings as a result of the strengthening of the U.S. dollar relative to the Indian rupee.

Thomas Cook India
The decrease in the revenue and expenses of Thomas Cook India in the first quarter of 2020 primarily reflected lower business volume resulting from the impact of COVID-19.
Other
On March 9, 2020 Horizon North Logistics Inc. ("Horizon North") entered into an agreement with Dexterra whereby Horizon North will legally acquire Dexterra by issuing common shares to the company representing an approximate 49% fully-diluted equity interest in Horizon North. Upon closing the company expects to obtain de facto control as the largest shareholder and will consolidate Horizon North. The transaction is anticipated to close in the second quarter of 2020, subject to approval by Horizon North shareholders and the satisfaction of customary closing conditions. Horizon North, based in the province of Alberta, is a publicly listed corporation providing a range of industrial services and modular construction solutions.

The increase in the revenue and expenses of Other in the first quarter of 2020 primarily reflected the consolidation of AGT (on April 17, 2019) and increased business volume at CIG, partially offset by the deconsolidation of Grivalia Properties (on May 17, 2019) and lower business volume at Boat Rocker and Mosaic Capital.
Net losses on investments of $37.5 in the first quarter of 2020 compared to net gains on investments of $5.4 in the first quarter of 2019 primarily related to net losses on corporate bonds and convertible debentures in the first quarter of 2020 at Fairfax Africa compared to net gains in the first quarter of 2019, and net losses on foreign currency contracts at AGT in the first quarter of 2020.

Investments
Interest and Dividends
Interest and dividends of $217.9 in the first quarter of 2020 decreased from $235.9 in the first quarter of 2019, primarily reflecting lower dividend income earned on common stocks and lower interest income earned due to sales and maturities of U.S. treasury bonds in the second half of 2019, partially offset by the reinvestment of the U.S. treasury bond proceeds into higher yielding, high quality U.S. corporate bonds and short term investments.

Share of Profit (Loss) of Associates

Share of profit (loss) of associates by reporting segment for the quarters ended March 31 were comprised as shown in the following tables:

Quarter ended March 31, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Digit	—	—	—	—	—	—	3.1	—	3.1	—	—	—	3.1
Thai Re	—	(0.8)	(1.3)	(1.8)	—	—	—	—	(3.9)	(6.8)	—	(1.8)	(12.5)
Eurolife	—	—	—	—	—	—	—	—	—	—	—	(37.6)	(37.6)
Other	—	0.2	—	—	0.6	—	0.5	—	1.3	5.8	—	(1.8)	5.3
	—	(0.6)	(1.3)	(1.8)	0.6	—	3.6	—	0.5	(1.0)	—	(41.2)	(41.7)
Non-insurance:
Atlas (formerly Seaspan)	—	27.1	2.5	0.7	4.8	16.5	—	2.3	53.9	9.0	—	—	62.9
IIFL Finance	0.1	—	0.8	—	0.1	0.2	0.1	—	1.3	0.2	4.7	0.1	6.3
Atlas Mara	—	—	—	—	—	—	—	—	—	—	4.3	—	4.3
EXCO	0.9	0.9	0.1	0.1	0.4	—	—	0.3	2.7	0.2	—	0.1	3.0
KWF LPs	(1.1)	(0.9)	0.1	—	(0.1)	—	—	—	(2.0)	(1.1)	—	—	(3.1)
KWF UK Holdco	—	(1.6)	—	—	(3.8)	—	—	—	(5.4)	—	—	—	(5.4)
Farmers Edge	(1.5)	—	(1.2)	(1.3)	(0.6)	(1.6)	—	(5.8)	(12.0)	—	—	—	(12.0)
APR Energy	—	(1.6)	(2.0)	(1.3)	(1.8)	(2.0)	—	(1.2)	(9.9)	(3.6)	—	(0.1)	(13.6)
Astarta(1)	—	(5.9)	(5.7)	(3.5)	(5.5)	—	—	(2.0)	(22.6)	(1.5)	—	(3.4)	(27.5)
Resolute(1)	(7.3)	—	(12.1)	(5.3)	(7.1)	(2.8)	—	(4.1)	(38.7)	(13.0)	—	(24.2)	(75.9)
Quess(1)	(0.1)	—	(0.4)	—	—	—	—	—	(0.5)	(0.1)	(2.9)	(92.6)	(96.1)
Other	0.4	(2.4)	(1.8)	(0.4)	(0.1)	0.4	—	(0.3)	(4.2)	(2.2)	0.1	(0.1)	(6.4)
	(8.6)	15.6	(19.7)	(11.0)	(13.7)	10.7	0.1	(10.8)	(37.4)	(12.1)	6.2	(120.2)	(163.5)
Share of profit (loss) of associates	(8.6)	15.0	(21.0)	(12.8)	(13.1)	10.7	3.7	(10.8)	(36.9)	(13.1)	6.2	(161.4)	(205.2)

(1)
During the first quarter of 2020 the company recorded non-cash impairment charges on its investments in Quess, Resolute and Astarta of $98.3, $56.5 and $26.3 respectively. See note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2020.

Quarter ended March 31, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Digit	—	—	—	—	—	—	(0.1)	—	(0.1)	—	—	—	(0.1)
Thai Re	—	(1.4)	(2.4)	(0.9)	—	—	—	—	(4.7)	(3.4)	—	(0.2)	(8.3)
Eurolife	—	—	—	—	—	—	—	—	—	—	—	34.1	34.1
Other	—	0.4	—	—	(0.5)	—	1.1	—	1.0	—	—	0.9	1.9
	—	(1.0)	(2.4)	(0.9)	(0.5)	—	1.0	—	(3.8)	(3.4)	—	34.8	27.6
Non-insurance:
Atlas (formerly Seaspan)(1)	—	2.4	0.5	0.3	2.0	3.9	—	1.5	10.6	1.9	—	101.8	114.3
IIFL Finance	0.1	—	0.7	—	0.1	0.1	0.1	—	1.1	0.2	4.0	—	5.3
Atlas Mara	—	—	—	—	—	—	—	—	—	—	(2.5)	—	(2.5)
EXCO	—	—	—	—	—	—	—	—	—	—	—	—	—
KWF LPs	(0.7)	50.5	—	—	(0.1)	—	—	—	49.7	(0.6)	—	—	49.1
KWF UK Holdco	—	—	—	—	—	—	—	—	—	—	—	—	—
Farmers Edge	(1.7)	(1.6)	(1.4)	(1.5)	(0.7)	(1.9)	—	(2.1)	(10.9)	—	—	—	(10.9)
APR Energy	—	(12.7)	(7.6)	(5.0)	(6.7)	(7.3)	—	(4.4)	(43.7)	(6.9)	—	(0.3)	(50.9)
Resolute	(0.4)	—	(0.6)	(1.1)	(0.5)	(0.3)	—	(0.3)	(3.2)	(0.8)	—	—	(4.0)
Astarta	—	(2.8)	(2.0)	(1.2)	(2.8)	—	—	(1.3)	(10.1)	(0.6)	—	—	(10.7)
Quess	—	—	—	—	—	—	—	—	—	—	(0.7)	—	(0.7)
Other	—	(0.7)	(0.5)	(0.4)	(0.2)	—	(0.1)	0.1	(1.8)	(0.4)	7.8	0.1	5.7
	(2.7)	35.1	(10.9)	(8.9)	(8.9)	(5.5)	—	(6.5)	(8.3)	(7.2)	8.6	101.6	94.7
Share of profit (loss) of associates	(2.7)	34.1	(13.3)	(9.8)	(9.4)	(5.5)	1.0	(6.5)	(12.1)	(10.6)	8.6	136.4	122.3

(1)
During the first quarter of 2019 the company recorded share of profit of Atlas (formerly Seaspan) of $114.3, principally reflecting Atlas' gain of $227.0 related to the modification of charter arrangements with one of its largest customers.

Net Gains (Losses) on Investments
Net gains (losses) on investments for the quarters ended March 31, 2020 and 2019 were comprised as follows:

	First quarter
	2020				2019
	Net realized gains (losses)(1)		Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	218.9	(2)	(1,059.2)	(840.3)	64.8	464.0	528.8
Preferred stocks - convertible	—	(2)	0.5	0.5	—	0.5	0.5
Bonds - convertible	25.2		(48.5)	(23.3)	(4.4)	74.9	70.5
Other equity derivatives(2)(3)(4)	19.3		(236.6)	(217.3)	100.0	(23.0)	77.0
Gain on disposition of non-insurance associate(5)	2.4		—	2.4	—	—	—
Long equity exposures	265.8		(1,343.8)	(1,078.0)	160.4	516.4	676.8
Short equity exposures(3)	(248.1)		122.3	(125.8)	—	66.0	66.0
Net equity exposures and financial effects	17.7		(1,221.5)	(1,203.8)	160.4	582.4	742.8
Bonds	41.2		(115.2)	(74.0)	4.2	(17.0)	(12.8)
U.S. treasury bond forward contracts	(9.3)		(103.3)	(112.6)	(44.9)	24.2	(20.7)
Preferred stocks	—		(20.6)	(20.6)	—	18.6	18.6
CPI-linked derivatives	(110.0)		161.0	51.0	—	(4.3)	(4.3)
Other derivatives	0.1		(14.1)	(14.0)	23.0	(37.7)	(14.7)
Foreign currency	8.5		(129.9)	(121.4)	44.7	(40.4)	4.3
Other	(5.5)		(38.6)	(44.1)	4.7	6.0	10.7
Net gains (losses) on investments	(57.3)		(1,482.2)	(1,539.5)	192.1	531.8	723.9

Net gains (losses) on bonds is comprised as follows:
Government bonds	34.4		46.8	81.2	2.9	21.1	24.0
U.S. states and municipalities	3.2		(14.0)	(10.8)	1.0	19.9	20.9
Corporate and other	3.6		(148.0)	(144.4)	0.3	(58.0)	(57.7)
	41.2		(115.2)	(74.0)	4.2	(17.0)	(12.8)

(1)
Amounts recorded in net realized gains (losses) in the first quarter of 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of European Run-off as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2020.

(2)	Other equity derivatives include long equity total return swaps, equity warrant forward contracts, equity warrants and call options.

(3)	Gains and losses on equity total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented in net change in unrealized gains (losses).

(4)
Includes the Atlas (formerly Seaspan) $8.05 equity warrants, and forward contracts relating to commitments to purchase Tranche 2 warrants and debentures in January 2019, as described in note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2020.

(5)
On February 28, 2020 the company sold its equity accounted investment in APR Energy to Atlas in an all-stock transaction as described in note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2020.

Net equity exposure and financial effects: During the first quarter of 2020 the company's net equity exposures (long equity exposures net of short equity exposures) produced net losses of $1,203.8 (2019 - net gains of $742.8). Net losses on long equity exposures of $1,078.0 in the first quarter of 2020 were primarily comprised of net losses on common stocks ($840.3), equity warrants and call options ($144.9) and long equity total return swaps ($72.4). The company's short equity exposures and equity hedges produced net losses of $125.8 in the first quarter of 2020 (2019 - net gains of $66.0).
Within the interim consolidated financial statements for the three months ended March 31, 2020, refer to note 7 (Short Sales and Derivatives) for details of the company's equity total return swaps, and note 16 (Financial Risk Management, under the heading "Market Price Fluctuations") for a tabular analysis summarizing the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position and results of operations.
Bonds: Net losses on bonds of $74.0 in the first quarter of 2020 (2019 - $12.8) were primarily comprised of net losses on corporate and other bonds ($144.4) and U.S. state and municipal bonds ($10.8), partially offset by net gains on U.S. treasury bonds ($60.8) and India government bonds ($14.5). To economically hedge its exposure to interest rate risk (primarily exposure to long dated U.S. treasury bonds, U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company holds forward contracts to sell long dated U.S. treasury bonds. The U.S. treasury bond forwards produced net losses of $112.6 in the first quarter of 2020 (2019 - $20.7).
CPI-linked derivatives: The company’s CPI-linked derivative contracts produced net gains of $51.0 in the first quarter of 2020 (2019 - net losses of $4.3). Refer to note 7 (Short Sales and Derivatives, under the heading "CPI-linked derivative contracts") to the interim consolidated financial statements for the three months ended March 31, 2020 for further details.
Foreign currency: Net losses on foreign currency in the first quarter of 2020 of $121.4 (2019 - net gains of $4.3) was comprised of foreign currency net losses on investing activities of $138.7 (principally related to strengthening of the U.S. dollar relative to the Canadian dollar, Indian rupee and British pound) and net losses on foreign currency contracts of $17.7, partially offset by foreign currency net gains on underwriting activities of $35.0.
Net gains (losses) on investments for the quarters ended March 31, 2020 and 2019 for each of the insurance and reinsurance operations, run-off operations, Non-insurance companies reporting segment, and Corporate and Other, were comprised as shown in the following tables:

Quarter ended March 31, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	(82.9)	(244.6)	(133.8)	(43.7)	(64.3)	(125.1)	(10.3)	(140.3)	(845.0)	(171.7)	(67.7)	6.4	(1,078.0)
Short equity exposures(1)	—	(35.0)	(68.7)	—	—	—	—	(13.0)	(116.7)	(9.1)	—	—	(125.8)
Bonds(1)	(32.3)	(24.6)	(0.6)	5.1	14.9	(6.6)	(1.8)	(20.7)	(66.6)	3.2	(4.3)	(6.3)	(74.0)
U.S. treasury bond forwards	—	(20.4)	(57.5)	(24.1)	(3.1)	—	—	—	(105.1)	(7.5)	—	—	(112.6)
Preferred stocks	(6.4)	(4.0)	(1.8)	(1.3)	(1.9)	(5.5)	0.8	(0.5)	(20.6)	—	—	—	(20.6)
CPI-linked derivatives	0.2	9.2	2.6	4.7	7.9	—	—	23.5	48.1	2.0	—	0.9	51.0
Foreign currency	(4.8)	26.7	(1.8)	(1.3)	(31.5)	(34.0)	(28.1)	16.8	(58.0)	3.3	(61.3)	(5.4)	(121.4)
Other	(0.5)	(16.7)	(7.0)	0.3	(6.9)	(12.5)	(1.6)	(5.0)	(49.9)	1.7	(8.4)	(1.5)	(58.1)
Net losses on investments	(126.7)	(309.4)	(268.6)	(60.3)	(84.9)	(183.7)	(41.0)	(139.2)	(1,213.8)	(178.1)	(141.7)	(5.9)	(1,539.5)

Quarter ended March 31, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	39.1	161.3	69.0	0.2	31.8	46.5	103.0	44.7	495.6	103.3	17.5	60.4	676.8
Short equity exposures(1)	—	20.5	36.5	—	—	—	—	4.5	61.5	4.5	—	—	66.0
Bonds(1)	(47.6)	(22.8)	8.8	7.6	—	33.1	(1.7)	(9.2)	(31.8)	13.8	13.0	(7.8)	(12.8)
U.S. treasury bond forwards	—	(0.3)	(10.2)	(4.1)	—	—	—	—	(14.6)	(6.1)	—	—	(20.7)
Preferred stocks	4.9	2.9	2.9	1.2	1.0	5.5	—	—	18.4	0.2	—	—	18.6
CPI-linked derivatives	1.4	1.1	0.1	(0.7)	0.6	—	—	(5.9)	(3.4)	(0.3)	—	(0.6)	(4.3)
Foreign currency	(5.3)	(15.7)	7.2	3.0	(0.6)	4.0	4.4	6.5	3.5	2.2	3.5	(4.9)	4.3
Other	—	(11.2)	(4.0)	0.5	0.9	1.2	5.5	(1.7)	(8.8)	0.4	2.6	1.8	(4.0)
Net gains (losses) on investments	(7.5)	135.8	110.3	7.7	33.7	90.3	111.2	38.9	520.4	118.0	36.6	48.9	723.9

(1)	Long equity exposures, short equity exposures and bonds as presented in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2020.

Interest Expense
Consolidated interest expense for the quarters ended March 31 was comprised as follows:

	First quarter
	2020	2019
Interest expense on borrowings:
Holding company	50.5	52.6
Insurance and reinsurance companies	13.7	13.5
Non-insurance companies(1)	35.8	28.6
	100.0	94.7
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	5.2	5.0
Non-insurance companies	10.5	11.9
	15.7	16.9

Interest expense as presented in the consolidated statement of earnings	115.7	111.6

(1)	Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.

(2)	Represents accretion of lease liabilities using the effective interest method subsequent to the adoption of IFRS 16 on January 1, 2019.
The decrease in interest expense on borrowings at the holding company in the first quarter of 2020 principally reflected the redemption on July 15, 2019 of the remaining Cdn$395.6 principal amount of 6.40% senior notes due 2021, and the effects of lower interest rates and the timing of the amounts drawn on the holding company's credit facility, partially offset by the issuance on June 14, 2019 of Cdn$500.0 principal amount of 4.23% senior notes due 2029.
The increase in interest expense on borrowings at the insurance and reinsurance companies in the first quarter of 2020 principally reflected Brit's additional borrowings on its revolving credit facilities.
The increase in interest expense on borrowings at the non-insurance companies in the first quarter of 2020 principally reflected the consolidation of AGT on April 17, 2019 and additional borrowings at Recipe, partially offset by the deconsolidation of Grivalia Properties on May 17, 2019.
Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.
For further details of the company's borrowings refer to note 10 (Borrowings) to the interim consolidated financial statements for the three months ended March 31, 2020 and note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2019.
Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of (profit) loss of associates.

	First quarter
	2020	2019
Fairfax corporate overhead	56.0	34.1
Subsidiary holding companies' corporate overhead	8.4	12.4
Subsidiary holding companies' non-cash intangible asset amortization(1)	23.6	24.1
Total corporate overhead(2)	88.0	70.6
Holding company interest and dividends	(16.1)	(15.1)
Holding company share of (profit) loss of associates	161.4	(136.4)
Investment management and administration fees and other(3)	18.8	(34.5)
	252.1	(115.4)

(1)	Non-cash intangible asset amortization is principally related to customer and broker relationships.

(2)	Presented as consolidated corporate overhead in note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2020.

(3)	Presented as a consolidation elimination in note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2020.

Fairfax corporate overhead increased to $56.0 in the first quarter of 2020 from $34.1 in the first quarter of 2019, primarily reflecting increased employee compensation expenses.

Excluding total return swap income of $0.9 and $0.7 in the first quarters of 2020 and 2019, holding company interest and dividends of $15.2 and $14.4 primarily related to interest income earned on bonds.
Holding company share of loss of associates of $161.4 in the first quarter of 2020 compared to share of profit of $136.4 in the first quarter of 2019 primarily reflected a non-cash impairment charge on the company's investment in Quess of $94.8 and share of loss of Eurolife of $37.6 in the first quarter of 2020 compared to the share of a significant gain at Atlas (formerly Seaspan) of $101.8 in the first quarter of 2019.
Investment management and administration fees and other decreased to an expense of $18.8 in the first quarter of 2020 from income of $34.5 in the first quarter of 2019, primarily reflecting the reversal of a performance fee receivable from Fairfax India of $47.9 in the first quarter of 2020. Investment management and administration fees and other were primarily comprised of investment and administration fees of $29.0 (2019 - $34.5) earned from the insurance and reinsurance subsidiaries.
Share of profit (loss) of associates and net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes
For details of the provision for (recovery of) income taxes in the first quarters of 2020 and 2019, see note 13 (Income Taxes) to the interim consolidated financial statements for the three months ended March 31, 2020.
Consolidated Balance Sheet Summary
Changes to the assets and liabilities in the company's consolidated balance sheet at March 31, 2020 compared to December 31, 2019 were primarily due to the deconsolidation of European Run-off on March 31, 2020 (classified as assets held for sale and liabilities associated with assets held for sale at December 31, 2019) and net unrealized losses on portfolio investments as a result of the global economic and social disruption caused by the COVID-19 pandemic. For details refer to note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2020, and the Components of Net Earnings section of this MD&A under the heading "Run-off".
Holding company cash and investments increased to $2,483.3 ($2,477.3 net of $6.0 of holding company short sale and derivative obligations) at March 31, 2020 from $975.5 ($975.2 net of $0.3 of holding company short sale and derivative obligations) at December 31, 2019, primarily reflecting $1,770.0 drawn on the company's credit facility, solely as a precaution, and held at the holding company to support the insurance and reinsurance subsidiaries should it be needed as a result of the effects of the COVID-19 pandemic, partially offset by payments of common and preferred share dividends, capital contributions to support the insurance and reinsurance subsidiaries of $418.5 and purchases of subordinate voting shares for treasury of $54.0 (for use in the company's share-based payment awards) and for cancellation of $18.2. Significant cash movements at the holding company level during the first quarter of 2020 are as set out in the Financial Condition section of this MD&A under the heading "Liquidity". Subsequent to March 31, 2020, on April 29, 2020 the company completed an offering of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030 and used $500.0 of the net proceeds from the offering to partially repay the amount drawn on its credit facility.
Insurance contract receivables increased by $296.1 to $5,731.1 at March 31, 2020 from $5,435.0 at December 31, 2019, primarily reflecting increased business volumes and timing due to the greater proportion of insurance and reinsurance contracts that renew in the first quarter of the year (primarily at Odyssey Group, Brit and Zenith).
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $37,867.5 ($37,435.3 net of subsidiary short sale and derivative obligations) at March 31, 2020 compared to $38,235.0 ($38,029.4 net of subsidiary short sale and derivative obligations) at December 31, 2019. The decrease of $594.1 principally reflected net unrealized losses on common stocks, total return swaps, equity warrants and U.S. treasury bond forward contracts, in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $630.2, primarily reflecting proceeds from sales and maturities of short-dated U.S. treasury bonds principally reinvested into U.S. corporate bonds, partially offset by the reinvestment of U.S. treasury bond proceeds into corporate and other short term investments.
Bonds (including bonds pledged for short sale and derivative obligations) decreased by $808.2 primarily reflecting sales and maturities of short-dated U.S. treasury bonds, partially offset by the reinvestment of proceeds into U.S. corporate bonds.
Common stocks decreased by $772.8 primarily reflecting net unrealized losses as a result of the global economic and social disruption caused by the COVID-19 pandemic.
Investments in associates increased by $194.2 primarily reflecting a joint venture investment in RiverStone Barbados of $605.0 pursuant to the company's contribution of European Run-off to RiverStone Barbados, partially offset by share of loss of associates of $205.2 (which included $192.3 of non-cash impairment charges recorded primarily on Quess, Resolute and Astarta), and the recognition of distributions and dividends.
Derivatives and other invested assets, net of short sale and derivative obligations decreased by $149.9 primarily reflecting net unrealized losses on equity warrants and higher net payables to counterparties to U.S. treasury bond forward contracts, partially offset by lower net payables to counterparties to total return swaps.
Recoverable from reinsurers increased by $311.8 to $9,467.6 at March 31, 2020 from $9,155.8 at December 31, 2019, primarily reflecting amounts ceded to European Run-off by Group Re and Brit that are included in recoverable from reinsurers at March 31, 2020 as a result of the deconsolidation of European Run-off whereas at December 31, 2019 those were intercompany balances that eliminated on consolidation.
Deferred income taxes increased by $243.2 to $619.1 at March 31, 2020 from $375.9 at December 31, 2019, primarily reflecting increased temporary tax differences from significant net unrealized investment losses due to the COVID-19 pandemic.
Goodwill and intangible assets decreased by $272.0 to $5,922.1 at March 31, 2020 from $6,194.1 at December 31, 2019, primarily reflecting the effect of foreign currency translation (principally the strengthening of the U.S dollar relative to the Canadian dollar) and amortization of intangible assets.
Other assets decreased by $280.1 to $5,727.2 at March 31, 2020 from $6,007.3 at December 31, 2019, primarily reflecting the effect of foreign currency translation on premises and equipment, right-of-use assets and finance lease receivables, and decreased inventories and sales receivables in the non-insurance companies segment due to the impact of COVID-19.
Accounts payable and accrued liabilities increased by $50.5 to $4,864.6 at March 31, 2020 from $4,814.1 at December 31, 2019, primarily due to increased amounts payable for securities purchased but not yet settled and higher cash collateral received from counterparties on traded but not yet settled securities, partially offset by the effect of foreign currency translation on lease liabilities and decreased payables related to cost of sales in the non-insurance companies segment due to the impact of COVID-19.
Insurance contracts payable increased by $139.5 to $2,730.5 at March 31, 2020 from $2,591.0 at December 31, 2019, primarily reflecting an increase in amounts payable to reinsurers due to the greater proportion of reinsurance contracts that renew in the first quarter of the year (primarily at Brit).
Provision for losses and loss adjustment expenses decreased by $159.8 to $28,340.4 at March 31, 2020 from $28,500.2 at December 31, 2019, primarily reflecting the impact of the strengthening of the U.S. dollar relative to most foreign currencies, U.S. Run-off's continued progress settling its claims liabilities and favourable prior year reserve development (principally at Odyssey Group, Zenith National, Brit and Fairfax Asia), partially offset by provision for losses and loss adjustment expenses assumed from and subsequently ceded to European Run-off which were previously eliminated on consolidation and increased business volume (principally at Allied World, Odyssey Group and Brit).
Non-controlling interests increased by $68.0 to $3,597.1 at March 31, 2020 from $3,529.1 at December 31, 2019, primarily reflecting the deconsolidation of European Run-off and its investments in certain of the company's non-insurance subsidiaries ($340.4), partially offset by non-controlling interests' share of other comprehensive loss ($138.0) and net loss ($129.8). For further details refer to note 11 (Total Equity) and note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2020.

Financial Risk Management

There were no significant changes to the company’s types of risk exposures or the processes used by the company for managing those risk exposures at March 31, 2020 compared to those identified at December 31, 2019 and disclosed in the company’s 2019 Annual Report, other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2020.

Financial Condition
Capital Management
For a detailed analysis, see note 16 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three months ended March 31, 2020.

Liquidity
Holding company cash and investments at March 31, 2020 was $2,483.3 ($2,477.3 net of $6.0 of holding company short sale and derivative obligations) compared to $975.5 ($975.2 net of $0.3 of holding company short sale and derivative obligations) at December 31, 2019.
Significant cash and investment movements at the holding company level during the first quarter of 2020 included the following inflows: borrowings from the holding company credit facility of $1,770.0 and the contribution of European Run-off to a joint venture for proceeds of $599.5. Significant outflows during the first quarter of 2020 included the following: payment of common and preferred share dividends of $286.4, purchases of subordinate voting shares for treasury of $54.0 (for use in the company's share-based payment awards) and for cancellation of $18.2, and capital contributions of $418.5 to support the capital requirements of the operating companies.
The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at March 31, 2020 of $2,477.3 provides more than sufficient liquidity to meet the holding company’s remaining known obligations in 2020. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon the remainder of its $2.0 billion unsecured revolving credit facility. For further details of the credit facility, refer to note 10 (Borrowings) to the interim consolidated financial statements for the three months ended March 31, 2020.

The holding company's remaining known significant commitments for 2020 consist of payments relating to interest expense, corporate overhead, preferred share dividends, income taxes and other investment related activities. The company may also in 2020 make payments related to its credit facility, derivative contracts and capital support for its insurance and reinsurance companies.
Subsequent to March 31, 2020, on April 29, 2020 the company completed an offering of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030 at par for net proceeds after commissions and expenses of $645.0. On April 29, 2020 the company used $500.0 of the net proceeds from the offering to partially repay the amount drawn on its credit facility.
During the first quarter of 2020 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $630.2 primarily reflecting sales and maturities of short-dated U.S. treasury bonds principally reinvested into U.S. corporate bonds, partially offset by the reinvestment of the U.S. treasury bond proceeds into corporate and other short-term investments.
Highlights in the first quarter of 2020 (with comparisons to the first quarter of 2019) of major components of cash flow are presented in the following table:

	First quarter
	2020	2019
Operating activities
Cash provided by operating activities before the undernoted	271.6	395.4
Net sales of investments classified at FVTPL	86.8	54.7
Investing activities
Net sales (purchases) of investments in associates	7.7	(366.6)
Purchases of subsidiaries, net of cash acquired	—	(37.6)
Net sales (purchases) of investment property	1.7	(168.6)
Deconsolidation of subsidiary, net of cash divested	221.7	—
Net purchases of premises and equipment and intangible assets	(88.9)	(61.6)
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	—	85.0
Repayments of borrowings - holding company and insurance and reinsurance companies	(0.1)	—
Net borrowings from holding company revolving credit facility	1,770.0	500.0
Net borrowings from revolving credit facilities - insurance and reinsurance companies	82.6	72.1
Net proceeds from borrowings - non-insurance companies	61.8	83.0
Repayments of borrowings - non-insurance companies	(35.3)	(14.1)
Net borrowings from (repayments to) revolving credit facilities and short term loans - non-insurance companies	325.9	(28.1)
Principal payments on lease liabilities - holding company and insurance and reinsurance companies	(14.8)	(13.4)
Principal payments on lease liabilities - non-insurance companies	(45.4)	(38.7)
Purchases of subordinate voting shares for treasury	(54.0)	(54.3)
Purchases of subordinate voting shares for cancellation	(18.2)	(118.0)
Issuance of subsidiary shares to non-controlling interests	—	40.9
Purchases of subsidiary shares from non-controlling interests	(12.7)	(23.3)
Sales of subsidiary shares to non-controlling interests	—	1.3
Common and preferred share dividends paid	(286.4)	(289.2)
Dividends paid to non-controlling interests	(5.1)	(27.3)
Increase (decrease) in cash and cash equivalents during the period	2,268.9	(8.4)

Operating activities for the quarters ended March 31, 2020 and 2019
Cash provided by operating activities (excluding net sales of investments classified at FVTPL) decreased from $395.4 in 2019 to $271.6 in 2020, principally reflecting lower net premium collections and higher income taxes paid, partially offset by lower net paid losses. Refer to the consolidated statements of cash flows and to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three months ended March 31, 2020 for details of operating activities, including net sales of investments classified at FVTPL.
Investing activities for the quarters ended March 31, 2020 and 2019
Deconsolidation of subsidiary, net of cash divested of $221.7 in 2020 reflected the contribution of European Run-off to a joint venture as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2020.
Net purchases of investments in associates of $366.6 in 2019 primarily reflected increased investments in Seaspan and CSB Bank (by Fairfax India), an investment in Seven Islands (by Fairfax India), partially offset by distributions received from the company's insurance and non-insurance associates and joint arrangements.

Financing activities for the quarters ended March 31, 2020 and 2019
Net borrowings from holding company revolving credit facility of $1,770.0 in 2020 reflected the company's draw on its credit facility, solely as a precaution, to support the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic.
Net borrowings from revolving credit facilities - insurance and reinsurance companies of $82.6 in 2020 reflected additional borrowings by Brit.
Net borrowings from revolving credit facilities and short term loans - non-insurance companies of $325.9 in 2020 primarily reflected Recipe's borrowing on its revolving credit facility.
Net proceeds from borrowings - holding company and insurance and reinsurance companies of $85.0 in 2019 reflected net proceeds from the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024.
Net proceeds from borrowings - non-insurance companies of $83.0 in 2019 primarily reflected borrowings by Boat Rocker and Thomas Cook India.
Purchases of subordinate voting shares for treasury of $54.0 in 2020 (2019 - $54.3) were for the company's share-based payment awards.
Purchases of subsidiary shares from non-controlling interests of $12.7 in 2020 (2019 - $23.3) primarily reflected purchases of common shares made under normal course issuer bids by Fairfax Africa, Fairfax India and Recipe. Issuance of subsidiary shares to non-controlling interests of $40.9 in 2019 primarily reflected the issuance of preferred shares by a non-insurance company.
Book Value Per Share
Common shareholders’ equity at March 31, 2020 was $11,287.6 or $422.03 per basic share compared to $13,042.6 or $486.10 per basic share at December 31, 2019, representing a decrease per basic share in the first quarter of 2020 of 13.2% (a decrease of 11.1% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2020). During the first quarter of 2020 the number of basic shares decreased primarily as a result of purchases of 50,778 subordinate voting shares for cancellation and net purchases of 34,042 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At March 31, 2020 there were 26,746,249 common shares effectively outstanding.

On September 30, 2019 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 29, 2020, to acquire up to 2,556,821 subordinate voting shares, 601,588 Series C preferred shares, 328,741 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Contingencies and Commitments
For a description of these matters, see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three months ended March 31, 2020.

Accounting and Disclosure Matters

Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting

On April 17, 2019 the company acquired AGT Food and Ingredients Inc. ("AGT") and commenced consolidating AGT in its financial reporting. Management has determined to limit the scope of the design and evaluation of the company's internal control over financial reporting to exclude the controls, policies and procedures of AGT, the results of which are included in the consolidated financial statements of the company for the quarter ended March 31, 2020. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of AGT represented 9.8% of the company's consolidated income for the quarter ended March 31, 2020 and represented 1.5% and 1.8% of the company's consolidated assets and liabilities respectively as at March 31, 2020. The table that follows presents a summary of financial information for AGT.

For the quarter ended March 31, 2020
Income	309.2
Net loss	(14.7)

As at March 31, 2020
Assets
Portfolio investments	31.5
Goodwill and intangible assets	214.3
Other assets	804.4
1,050.2
Liabilities
Accounts payable and accrued liabilities	170.0
Short sale and derivative obligations	71.3
Due to affiliates	254.6
Deferred income taxes	30.1
Borrowings	408.2
934.2
Equity	116.0
1,050.2

Quarterly Data (unaudited)

	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
Income	3,159.1	5,533.0	4,925.9	5,441.3	5,632.6	4,179.9	4,441.0	4,210.4
Net earnings (loss)(1)	(1,389.1)	502.7	74.4	579.5	814.6	(453.2)	149.2	83.9
Net earnings (loss) attributable to shareholders of Fairfax(1)	(1,259.3)	672.0	68.6	494.3	769.2	(477.6)	106.2	63.1
Net earnings (loss) per share(1)	$(47.38)	$24.62	$2.13	$17.94	$28.04	$(17.89)	$3.46	$1.88
Net earnings (loss) per diluted share(1)	$(47.38)	$23.58	$2.04	$17.18	$26.98	$(17.89)	$3.34	$1.82

(1)
Periods prior to 2019 have not been restated for the adoption of IFRS 16 Leases on January 1, 2019 as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019.

Operating results at the company’s insurance and reinsurance operations have been, and will continue to be, affected by the ongoing COVID-19 pandemic and the effects it is having on the global economy. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.